          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 1999
                                                    (REGISTRATION NO. 333-     )
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           STOCKWALK.COM GROUP, INC.
             (Exact name of registrant as specified in its charter)

                    MINNESOTA                                           41-1756256
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                                   SUITE 800
                             5500 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (763) 542-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                (NAME OF AGENT)
                                PHILIP T. COLTON
                                   SUITE 800
                             5500 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (763) 542-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                ALBERT A. WOODWARD                                   ALAN J. BOGDANOW
                Maun & Simon, PLC                                 Hughes & Luce, L.L.P.
         2000 Midwest Plaza Building West                            1717 Main Street
                801 Nicollet Mall                                       Suite 2800
           Minneapolis, Minnesota 55402                            Dallas, Texas 75201
                  (612) 904-7400                                      (214) 939-5500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
         OF SECURITIES TO               AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
          BE REGISTERED                REGISTERED(1)             PER UNIT               PRICE(1)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
  % Convertible Subordinated Notes
  due 2005........................      $34,500,000             $1,000.00             $34,500,000               $9,108
------------------------------------------------------------------------------------------------------------------------------
Common Stock $.04 par value.......          (2)                    N/A                    N/A                    N/A
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes $4,500,000 aggregate principal amount of Convertible Notes issuable upon exercise of an option granted to the underwriters to cover over-allotments.

(2) Includes an indeterminate number of shares of the Company's common stock, par value $.04 per share, issuable without additional consideration upon conversion of the Convertible Notes being registered hereunder.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED             , 2000.

PRELIMINARY PROSPECTUS

                                  $30,000,000

                              [STOCKWALK.COM LOGO]
                    % Convertible Subordinated Notes due 2005
                            ------------------------

     We are offering Subordinated Convertible Notes which are redeemable upon certain conditions and convertible into shares of our common stock. If you convert the Convertible Notes into shares of our common stock, you will receive shares for each $1,000 of Convertible Notes that you convert (equivalent to
a conversion price of approximately $     per share). The number of shares of
common stock to be issued upon conversion is subject to certain adjustments.

     You will earn interest at an annual rate of      %, payable every six
months on January 15 and July 15, for as long as you own the Convertible Notes. The Convertible Notes will mature on July 15, 2005. We may, at our option, redeem some or all of the Convertible Notes at any time on or after July 15, 2003, at the declining redemption prices listed under "Description of Convertible Notes." Upon certain specific kinds of change of control events relating to us, we will be required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any. The Convertible Notes are subordinated in right of payment to all of our existing and future senior indebtedness. We intend to list the Convertible Notes on the Nasdaq SmallCap Market.

     Our common stock is listed on the Nasdaq NMS under the symbol "STOK." On April 24, 2000, the last-reported sale price of our common stock was $10.00 per share.
                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING ANY OF THE CONVERTIBLE NOTES.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                PER NOTE       TOTAL
                                                                --------       -----
Public offering price.......................................      100%      $30,000,000
Underwriting discount.......................................
Proceeds, before expenses, to Stockwalk.com Group...........

     The public offering price set forth above does not include accrued
interest, if any. Interest on the Convertible Notes will accrue from          ,
2000, and must be paid by the purchaser if the Convertible Notes are delivered
after          , 2000.

     To the extent that the underwriters sell more than $30,000,000 principal amount of Convertible Notes, the underwriters have the option to purchase up to an additional $4,500,000 principal amount of Convertible Notes from us at the public offering price less the underwriting discount.
                            ------------------------

     The underwriters expect to deliver the Convertible Notes in book-entry form only through the facilities of The Depository Trust Company against payment in
New York, New York on          , 2000.

SOUTHWEST SECURITIES                       MILLER, JOHNSON & KUEHN, INCORPORATED

                        Prospectus dated          , 2000

                                 [INSIDE COVER]

[CAPTION: TWO SEPARATE LOGO PHOTOS FOR EACH OF STOCKWALK.COM AND MILLER, JOHNSON & KUEHN, INC. ENCAPTIONED AS FOLLOWS: STOCKWALK.COM(TM) THE ONLINE BROKERAGE FOR ALL WALKS OF LIFE AND MILLER, JOHNSON & KUEHN, INC.]

 STOCKWALK.COM IS A REGISTERED TRADEMARK OF STOCKWALK.COM, INC. THIS PROSPECTUS
                  ALSO CONTAINS TRADEMARKS OF OTHER COMPANIES.

                                    SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, especially "Risk Factors," beginning on page 11, and our consolidated financial statements and the related notes, before deciding to invest in the Convertible Notes. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise the option to purchase additional Convertible Notes described on the cover of this prospectus.

OUR COMPANY

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our Miller, Johnson & Kuehn, Incorporated ("MJK") subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market for investment banking includes small capitalization, emerging and start-up businesses and public finance clients located principally in the upper midwest. In September 1999, our Stockwalk.com, Incorporated ("Stockwalk.com") subsidiary began offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. These Stockwalk.com services are now also being offered to customers of small to medium-sized financial institutions and affinity groups and Internet portals through a private label program.

     Our principal executive offices are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416, and our telephone number is (763) 542-6000. Our website is located at www.stockwalk.com. Information contained on our website should not be considered a part of this prospectus.

OUR SERVICES

     We provide a full range of retail brokerage services, including full service, discount securities brokerage and transaction clearing services for ourselves and approximately 50 other brokerage firms. Our MJK retail brokerage business operates nine offices in six states with approximately 160 licensed sales representatives, a trading desk with four equity and five fixed income traders and a research department specializing in public finance issues and emerging companies located principally in the upper midwest. The retail brokerage division also acts as a market maker for approximately 60 Nasdaq companies. MJK's investment banking group consists of corporate finance, public finance and research divisions. The public finance division underwrites taxable and tax exempt municipal bond offerings, serves as a market maker for municipal bond issues, and provides financial advisory services to public entities. The corporate finance division specializes in private placements of equity and debt securities and public offerings of emerging companies. The research division provides research coverage on approximately 20 companies. We believe that MJK is also one of the largest brokers of federally insured certificate of deposit participations in the United States.

     Our online brokerage business started in September 1999 with the inauguration of our Stockwalk.com online business. Through Stockwalk.com we offer a complete online brokerage service including order placement, portfolio tracking, account information, market information and news 24 hours a day, seven days a week. When we started Stockwalk.com, we launched a regional advertising campaign in the Minneapolis-St. Paul area to create name recognition in that market and acquired two discount and online brokerage firms to provide an initial customer account base. Our business plan for growth in the online brokerage business focuses on private label arrangements with small to medium-sized financial institutions and affinity groups and Internet portals. Our private label program allows a financial institution's customers or affinity group's or Internet portal's members to open a Stockwalk.com account through the financial institution's or affinity group's or Internet portal's website. As of April 15, 2000, we have agreements with 11 online bank service providers. We also have direct agreements with 11 financial institutions and two affinity groups and Internet portals. In total, these agreements provide Stockwalk.com with exposure to approximately 4,100 financial institutions, affinity groups and Internet portals serving approximately 4 million customers. We expect that we will capture a small percentage of these customers for our own website, which would result in an increase in our customer base.

OUR INDUSTRY

     The securities industry is represented by over 5,000 brokerage firms in North America that provide a variety of financial services. Many of the recent changes in the industry resulted from loosened restrictions on relationships between financial institutions and broker-dealers which are leading to increased competition and consolidation in the industry. Additionally, the introduction of the Internet as a means to trade securities dramatically changed the industry. In 1997, approximately 4.1 million Internet trading accounts existed. By the end of 1999, that number grew to approximately 13 million accounts representing approximately $900 billion in assets. Industry sources predict that by the year 2003, the amount of assets in online accounts will total more than $3 trillion, and that more than 20 million households will conduct securities trading online. We expect that traditional full service brokerage services will continue to grow; however, we believe that most of the future growth opportunity lies in the online trading industry.

OUR STRATEGY

     Our strategy is to expand our Stockwalk.com online trading business while continuing to offer and expand our full service brokerage businesses to complement our online business. We plan to seek additional strategic acquisitions of brokerage firms and companies with technologies or businesses to complement our traditional and online brokerage divisions. Our Internet growth strategy is to offer a turn-key online brokerage service to financial institutions and affinity groups and Internet portals. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers. To date, we have focused on strategic alliances with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals. To market our private label services, we intend to capitalize on these organizations' pre-existing client relationships. We believe that this will allow us to gain exposure to a large number of potential customers without incurring the expense of national advertising campaigns. While we offer our online brokerage service principally under private label agreements, a stand-alone "Stockwalk.com" service is also available. Financial institutions and affinity groups and Internet portals can offer our Stockwalk.com online brokerage services to their clients and members without incurring the large capital costs associated with developing in-house technology. Each financial institution and group has the option of marketing the online brokerage service as "Stockwalk.com" or to private label the product under its own name.

RECENT DEVELOPMENTS

     In recent months, we have raised funds and entered into agreements to facilitate growth and expansion of our business. In March 2000, we completed a private placement of common stock which raised approximately $11.7 million net of offering expenses for approximately 1.6 million shares of our common stock and approximately 160,000 warrants to purchase our common stock at $10.00 per share. In March, we purchased a three-year renewable license to use certain of Telescan, Inc.'s proprietary technology and investment analytical tools. Telescan is a leading provider of proprietary analytical tools and online financial content to investors. Under the agreement, we are able to private label Telescan's online financial analytical tools with our online brokerage services to certain financial institutions. As a part of the March 2000 private placement, Telescan purchased 309,000 shares of our common stock for approximately $2.3 million and received a three-year warrant to purchase 30,900 shares at $10.00 per share. Approximately $1,750,000 of this amount was applied to eliminate obligations related to the license. In April 2000, we acquired the brokerage assets of Concord Services, LLC, a Chicago, Illinois, registered broker-dealer. Concord services approximately 1,100 primarily individual accounts holding assets totaling approximately $800 million.

                                  THE OFFERING

Convertible Subordinated
Notes Offered...................    $30,000,000.

Additional Securities...........    We have granted the underwriters an option
                                    for 45 days to purchase up to an additional
                                    $4,500,000 in principal amount of
                                    Convertible Notes to cover over-allotments.
                                    See "Underwriting."

Issue Price.....................    We are offering the Convertible Notes for
                                    $1,000 per Convertible Note purchased.

Maturity........................    July 15, 2005.

Interest........................    We will pay interest on the Convertible
                                    Notes at an annual rate of      %.

Interest Payment Dates..........    We will pay the interest due on the
                                    Convertible Notes every six months on
                                    January 15 and July 15. We will make the first payment on January 15, 2001.

Conversion Rights...............    You may convert the Convertible Notes into
                                    shares of our common stock at any time. If
                                    you convert the Convertible Notes into
                                    shares of our common stock, you will receive
                                              shares for each $1,000 of
                                    Convertible Notes that you convert
                                    (equivalent to a conversion price of
                                    approximately $          per share). The
                                    number of shares of our common stock to be issued upon conversion is subject to certain adjustments which are described in more detail under "Description of Convertible
                                    Notes -- Conversion Rights."

Subordination...................    The Convertible Notes are subordinated to
                                    all of our existing debts and future
                                    indebtedness, except trade payables, any indebtedness or obligation we owe to any of our direct and indirect subsidiaries, and indebtedness that expressly provides that it ranks equal or subordinate in right of payment to the Convertible Notes ("Senior
                                    Debt"). The Convertible Notes are also
                                    effectively subordinated to all of the
                                    existing debts and future indebtedness of our subsidiaries, including trade payables.
                                    As of March 31, 2000, we had approximately
                                    $40 million of debt outstanding on a
                                    consolidated basis which would be entitled to payment prior to the Convertible Notes.
                                    See "Description of Convertible Notes --
                                    Subordination."

Optional Redemption.............    We may, at our option, redeem some or all of
                                    the Convertible Notes at any time on or
                                    after July 15, 2003, at the prices listed under "Description of Convertible
                                    Notes -- Optional Redemption," plus any
                                    interest that is accrued to the date we
                                    redeem the Convertible Notes. See
                                    "Description of Convertible
                                    Notes -- Optional Redemption."

Repurchase at Option of Holders
Upon a Change of Control........    Upon certain specified kinds of change of
                                    control events relating to us, we are
                                    required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any. See
                                    "Description of Convertible
                                    Notes -- Repurchase at Option of Holders
                                    Upon a Change of Control."

Financial Covenants.............    The indenture for the Convertible Notes does
                                    not limit our ability, or that of any of our subsidiaries, to incur Senior Debt, other indebtedness or liabilities.

Events of Default...............    Events of default include the following:

                                    failure to pay the principal of or premium, if any, on any Convertible Note when due, including our failure to purchase any Convertible Note when required upon a Change of Control, whether or not the subordination provisions of the Indenture prohibit such payment;

                                    default for 30 days in payment of any
                                    installment of interest on the Convertible
                                    Notes, whether or not the subordination
                                    provisions of the Indenture prohibit such payment;

                                    failure to provide notice of a Change of Control, whether or not the subordination provisions of the Indenture prohibit such payment;

                                    failure to perform any of our other material covenants in the Indenture for 60 days after the Trustee or holders of 25% in aggregate principal amount provide us with written notice; and

                                    certain events involving our bankruptcy, insolvency or reorganization.

Global Note; Book Entry
System..........................    The Convertible Notes will be issued only in
                                    fully registered form without coupons and in minimum denominations of $1,000 and integral multiples of $1,000. The Convertible Notes will be evidenced by a global note deposited with the trustee for the notes, as custodian for The Depository Trust Company. Beneficial interests in the global note will be shown on, and transfers of those interests will be effected only through, records maintained by The Depository Trust Company and its participants and indirect participants.

Use of Proceeds.................    We intend to apply the net proceeds of this
                                    Offering to expand our online securities business, to make acquisitions of businesses which will complement both our full service and online divisions, and for general corporate purposes.

Common Stock....................    Our common stock is listed on the Nasdaq NMS
                                    under the symbol "STOK."

Convertible Notes...............    We intend to list the Convertible Notes on
                                    the Nasdaq SmallCap Market.

                           -------------------------

                                  RISK FACTORS

     You should refer to the section entitled "Risk Factors," beginning on page 11 for a discussion of certain factors you should consider before purchasing our Convertible Notes.

                           -------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data for each of the five years in the periods ended March 31, 1995, through March 31, 1999, have been derived from the audited consolidated financial statements of MJK Holdings, Inc. (MJK's parent) and MJK. Revenues and expenses of discontinued operations relating to NM Holdings, Inc., the former name of our company, are not considered to be material to an understanding of our business and have been omitted from all financial data in this prospectus. The summary consolidated financial data for the nine months ended December 31, 1998 and 1999, have been derived from our unaudited consolidated financial statements. In our opinion, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended December 31, 1999, are not necessarily indicative of results to be expected for any future period.

                         (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)
                                                                              NINE MONTHS
                                                                                 ENDED
                                   FISCAL YEAR ENDED MARCH 31,               DECEMBER 31,
                         -----------------------------------------------   -----------------
                          1995      1996      1997      1998      1999      1998      1999
                         -------   -------   -------   -------   -------   -------   -------
                                                                              (UNAUDITED)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Total revenues.........  $15,739   $26,944   $32,607   $47,093   $55,590   $41,485   $44,567
Total operating
  expenses.............   15,340    26,085    32,383    48,916    53,332    39,352    50,134
Income (loss) before
  income taxes.........      399       859       224    (1,823)    2,258     2,133    (5,567)
Net income (loss)......  $   296   $   525   $   190   $(1,224)  $ 1,273   $ 1,334   $(3,300)
Basic earnings (loss)
  per share............  $  0.02   $  0.03   $  0.01   $ (0.08)  $  0.08   $  0.08   $ (0.17)
Diluted earnings (loss)
  per share............  $  0.02   $  0.03   $  0.01   $ (0.08)  $  0.08   $  0.08   $ (0.17)
Ratio of earnings to
  fixed charges........     1.20x     1.18x     1.03x     0.85x     1.17x     1.22x     0.53x

                                                                   DECEMBER 31, 1999
                                                                -----------------------
                                                   MARCH 31,                 PRO FORMA
                                                     1999        ACTUAL     AS ADJUSTED
                                                   ---------    --------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................    $  3,201     $  3,556     $
Total assets...................................     322,353      427,269
Total debt.....................................      48,113       55,753
Shareholders' equity...........................       7,011       11,415

     The amounts in the tables should be read with the following points in mind:

     - The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consists of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense). As a result of losses incurred in 1998 and for the nine months ended December 31, 1999, fixed charges exceeded earnings available for fixed charges in those periods by approximately $1.8 million and $5.5 million, respectively.

     - The pro forma as adjusted consolidated balance sheet data includes the net proceeds of $11.4 million from the sale of 1.3 million shares of our common stock completed in March 2000. An additional $287,000 from this private placement is reflected in the actual December 31, 1999, figures. The pro forma as adjusted data also reflects the sale of the Convertible Notes and application of the net proceeds we will receive from that sale. You should refer to the section entitled "Use of Proceeds" for a discussion of how we intend to use the net proceeds and the section entitled "Description of the Convertible Notes" for a description of these securities and the terms of conversion.

                                  RISK FACTORS

     An investment in the Convertible Notes offered by this prospectus involves various risks. Before making an investment, you should carefully review and consider the risk factors set forth below, as well as the other information contained in this prospectus.

                                 COMPANY RISKS

WE EXPERIENCED OVERALL LOSSES IN RECENT OPERATING PERIODS, AND THESE LOSSES MAY CONTINUE

     We experienced after-tax losses of $1,259,400 and $996,000 in the second and third quarters of our last fiscal year. We are depending on our online brokerage business, particularly our private label growth strategy, to provide a significant portion of our future revenues. However, we cannot assure you that our growth strategy will prove to be successful or that we will be profitable in future operating periods. If we experience substantial operating losses in the future, we may be unable to make interest and/or principal payments on the Convertible Notes when they are due.

OUR ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE OF DEVELOPMENT AND MAY NOT BECOME PROFITABLE

     We began offering our online brokerage services to the public in September 1999 and incurred substantial losses due to start-up costs and a limited revenue base. We cannot assure you that this division will achieve sufficient revenue to absorb all expenses associated with a rapidly growing business or that market factors or other factors will not cause operating losses in the future.

WE EXPECT SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

     We expect significant fluctuations in future quarterly operating results, which may be caused by the following factors:

     - the timing of introductions or enhancements of online brokerage services and products by us or our competitors;

     - market acceptance of private label and online brokerage services and products;

     - changes in trading volume in the securities markets;

     - trends in the securities markets;

     - changes in our pricing policies or in our competitors' pricing policies;

     - the success of and costs associated with acquisitions, joint ventures or other strategic relationships; and

     - changes in the level of operating expenses to support projected growth.

Due to the factors listed above, quarterly revenue and operating results are difficult to forecast. As a result, comparing our period-to-period operating results may not be meaningful, and results of operations from prior periods may not be indicative of future results. It is likely that our future quarterly operating results from time-to-time will not meet the expectations of securities analysts or investors, which could adversely affect the market value of our common stock.

BECAUSE OUR ONLINE BROKERAGE BUSINESS IS IN AN EARLY STAGE, WE CANNOT GUARANTEE THAT CUSTOMERS WILL ACCEPT OR USE OUR ONLINE SERVICES OR THAT WE WILL BE ABLE TO EFFECTIVELY MANAGE OUR EXPANSION

     We are in an early stage of development of our online brokerage business. Customer acceptance and demand for online brokerage services is uncertain due to the industry's relatively short history, rapid technological changes, evolving industry standards, and frequent new service and product announcements, introductions and enhancements. Customers of traditional full service brokerage firms or discount brokers may be slow to convert to online brokerage services for a variety of reasons, including security and privacy concerns. If the market for private label online brokerage services does not develop as we expect, our business, financial condition and operating results could be materially and adversely affected.

WE MUST ADAPT TO RAPID TECHNOLOGICAL CHANGES TO REMAIN COMPETITIVE

     The brokerage and financial services industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. Recent legislative changes have led to increased competition and consolidation in the industry. The introduction of services or products utilizing new technologies and the emergence of new industry standards and practices can render existing services or products obsolete and unmarketable. Our future success will depend, in part, on our ability to accomplish the following:

     - develop and incorporate leading technologies;

     - enhance our existing services and products;

     - develop new services and products that address the increasingly sophisticated and varied needs of our customers and prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

The development of new services or products or enhanced versions of existing services and products may require substantial capital to cover related expenditures. We cannot assure you that we will be successful in effectively implementing and using new technologies, adapting our services and products to emerging industry standards, or developing, introducing and marketing service and product enhancements or new services and products. Additionally, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or our new services and product enhancements may fail to adequately meet the requirements of the marketplace and achieve market acceptance. Our failure, for technical reasons or otherwise, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or to achieve market acceptance of our new services and products, could adversely and materially affect our business, financial condition and operating results.

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

WE RELY UPON THIRD PARTIES TO PROVIDE CRITICAL TRANSACTION FUNCTIONS

     All of our servers are leased from or housed at Digital Island, Inc. under an agreement whereby Digital Island provides turn-key maintenance of our servers that route all of our transaction traffic. Under an oral agreement, Automated Financial Systems, Inc. currently provides the software systems that manage our online securities brokerage activity. We also have an agreement with Securities Industries Software Corporation, a division of ADP, to run our back office system. Finally, we contract with other vendors to produce, batch and mail our confirmations and customer reports. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. A third party contractor's inability to meet our needs could cause us to be unable to timely and accurately process our customers' transactions or maintain complete and accurate records of such transactions. In such event, we may be forced to slow the expansion of our customer base or risk the loss of customers. Our long-term objective is to develop our own systems to replace certain of these functions provided by critical third party vendors. However, for the next several years, we will continue to be dependent upon third party vendors, and there is no assurance that we will be able to successfully develop and install internal systems to provide such services, or that our systems will be cost-effective or as dependable as those of our third party vendors.

IF THE EQUIPMENT AND SYSTEMS WE RELY UPON FAIL OR PERFORM POORLY, OUR CUSTOMERS COULD SUFFER DELAYS IN TRADING, WHICH COULD SUBJECT US TO CLAIMS FOR THOSE LOSSES AND LOST ACCOUNTS

     Our online brokerage service receives and processes trade orders principally through the Internet and the telephone. This method of trading depends heavily on the integrity of the technology supporting it. Orders placed from the close of the stock markets one day until the opening of the next business day must be processed through our system in a short period of time prior to the opening of the stock markets. During peak trading times, our systems will be subject to heavy volume that could cause them to operate at unacceptable speeds or to fail. Any significant degradation or failure of our systems or any other systems in the trading process (e.g., online service providers, our trading engine, record keeping and data processing functions performed by third parties, and third-party software such as Internet browsers), even for a short time, could cause customers to suffer delays in trading. Such delays could result in substantial customer losses and could subject us to claims or litigation for those losses or to the loss of dissatisfied customers.

WE RELY ON STRATEGIC ALLIANCES WITH THIRD PARTIES TO DEVELOP AND MAINTAIN OUR PRIVATE LABEL CUSTOMER BASE, AND WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO ATTRACT CUSTOMERS THROUGH THESE RELATIONSHIPS

     A major facet of our growth strategy involves developing relationships with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals. We rely on these third parties to market our services, and we expect that a large portion of our online customer base will come from persons and entities that have pre-existing customer or membership relationships with these entities and organizations. If we fail to maintain existing relationships with these online bank service providers, small to medium-sized financial institutions or affinity groups and Internet portals, or if we fail to develop new relationships, our ability to attract new customers may be impaired. We cannot assure you that our current relationships with these organizations will continue to exist, nor can we assure you that we will be able to draw customers out of these

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

relationships. Our inability to maintain such relationships or to acquire customers from these relationships could adversely and materially affect our business, financial condition and operating results.

THE EXTENSION OF CREDIT TO OUR CUSTOMERS IN MARGIN AND CASH TRANSACTIONS EXPOSES US TO CREDIT LOSSES IF CUSTOMERS BREACH THEIR OBLIGATIONS TO US

     We lend funds to our customers and customers of our correspondent firms as margin credit. These loans are made to customers on a secured basis, with the firm maintaining collateral in the form of saleable securities, cash or cash equivalents. In addition, cash securities transactions subject us to credit risk during the period between the execution of a trade and the settlement of such transaction by the customer.

     If our customers and correspondent firms or a customer of a correspondent firm, fail (a) to pay for their purchases, (b) to supply securities that they have sold, (c) to repay funds they have borrowed, or (d) to satisfy any other customer obligations, we may incur losses. There is no assurance that the customer or correspondent firm will satisfy obligations to us or that the collateral securing margin loans will cover the losses. In such an event, we would be required to absorb the loss.

     Our business is also subject to the risk that market declines will reduce the value of margin collateral below required coverage levels. Our agreements with margin and short account clients permit us to liquidate or buy securities if the amount of our collateral becomes insufficient. However, we may be unable to liquidate or buy securities for various reasons, including the following:

     - the securities may not be actively traded;

     - the securities might be a large block of securities that exceeds current market demand; or

     - trading might be halted in a security for various reasons, including the issuance of a stop order.

As of December 31, 1999, margin loans owed to us totaled approximately $163 million. As of March 31, 2000, margin loans owed to us totaled approximately $216 million.

OUR FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS COULD RESULT IN TERMINATION OF OUR BUSINESS

     Securities broker-dealers are subject to stringent rules with respect to the maintenance of specific levels of net capital. Net capital is the measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Thus, as we increase the amount of margin credit extended to our customers, our net capital requirements increase. If our broker-dealer subsidiaries fail to maintain required net capital levels, we may be subject to suspension or revocation of our license, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if we incur an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business. Failure to meet our regulatory minimum net capital requirements could require us to cease business.

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

WE MAY INCUR SIGNIFICANT LOSSES FROM OUR TRADING AND INVESTMENT ACTIVITIES DUE TO MARKET FLUCTUATIONS AND VOLATILITY

     We generally maintain trading and investment positions in the fixed income, currency and equity markets. To the extent that we own securities (have long positions) in any of those markets, a downturn in those markets could result in material losses from a decline in the value of those long positions. Conversely, to the extent that we have sold securities that we do not own (have short positions) in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We may from time-to-time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate, or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

OUR SUCCESS DEPENDS UPON THE SERVICES OF KEY PERSONNEL

     For the foreseeable future, we will place substantial reliance upon the personal efforts and abilities of Eldon C. Miller, Chairman of the Board and Chief Executive Officer; David B. Johnson, President; and Todd W. Miller, Chief Financial Officer. The loss of services of any of these individuals likely would materially and adversely affect our business, financial condition and operating results. We cannot assure you that we would be able to find an appropriate replacement for any of these individuals if the need should arise.

WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO RETAIN EXISTING PERSONNEL AND ATTRACT AND RETAIN ADDITIONAL PERSONNEL TO SUPPORT THE GROWTH OF OUR BUSINESS

     Our success is dependent upon our ability to retain and hire highly skilled personnel. As our business grows, we will need to hire many additional employees. We face intense competition from other broker-dealers in hiring experienced and licensed personnel. Additionally, we face a tight and expensive employment market in general, particularly for skilled programmers, customer service representatives and systems maintenance personnel. We cannot assure you that we will be able to retain such personnel or hire and retain additional qualified and skilled personnel.

OUR MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR BUSINESS

     As of March 31, 2000, our directors and executive officers beneficially owned, in the aggregate, approximately 16.2 million shares of our common stock, representing approximately 75% of our common stock outstanding. Eldon C. Miller, David B. Johnson, Paul R. Kuehn and Stanley D. Rahm directly or indirectly own approximately 68% of our common stock. Accordingly, they control matters requiring approval of our shareholders, including the election of our Board of Directors.

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

THE SECURITIES AND EXCHANGE COMMISSION AND THE NATIONAL ASSOCIATION OF SECURITIES DEALERS COULD REQUIRE US TO CHANGE OR DISCONTINUE OUR METHOD OF COMPENSATING ENTITIES

     Many of the third parties with which we contract to provide access to our online trading services are not currently registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities and Exchange Act of 1934, as amended. If we compensate these third parties so that they have a salesperson's stake in the securities transactions, they may be considered to be acting as broker-dealers. Based on prior National Association of Securities Dealers ("NASD") interpretations, we believe we may compensate financial institutions based on the value of the transactions. However, we cannot guarantee that the NASD will not change its current position on compensation of financial institutions. Additionally, no definitive interpretations exist as to compensation of non-financial institutions. Currently, we compensate such third parties based on the number of orders executed through their portals. The possibility exists that a referral fee paid to a third party based on the number of new customer accounts or orders executed could cause the third party to be deemed a broker-dealer. In such case, we may be required to discontinue this marketing strategy.

     In 1996, the SEC granted no-action relief from broker-dealer registration to Internet portals such as America Online, Compuserve, and the Microsoft website and permitted them to provide a hyperlink to a broker-dealer's website and still receive order-based compensation. This no-action letter provided the standard for arrangements between broker-dealers and Internet service providers. Some of the limitations include that the Internet service provider may only receive a nominal flat fee for each order transmitted, the broker-dealer must be responsible for all advertising and sales material, the Internet service provider cannot recommend or endorse specific securities, and the Internet service providers cannot participate in the financial services offered by the broker-dealer. We believe that our current method of compensating Internet service portals is consistent with the current position of the SEC as reflected in its no-action letter. However, the possibility exists that the SEC could determine that our method of compensating portals does not meet the standards of its no-action letter, or that the SEC could change its current policy and no longer allow such compensation to non-broker-dealers. Any change in the SEC's current policy could materially and adversely affect our business, financial condition and operating results.

WE CANNOT GUARANTEE THAT WE WILL BE FINANCIALLY OR OTHERWISE ABLE TO MAKE NECESSARY ACQUISITIONS TO FULFILL OUR GROWTH STRATEGY OR THAT THE ACQUISITIONS WE DO MAKE WILL BE SUCCESSFUL

     We plan to make strategic acquisitions of complementary brokerage and technology companies serving the securities industry to help our business grow. We cannot guarantee that we will have the financial resources to make acquisitions when they become available, nor can we guarantee that satisfactory acquisition alternatives will always be available. When we do make acquisitions, they may entail significant risks, including possible difficulty in assimilating acquired operations and products, diverting management's attention to other business concerns, amortizing acquired intangible assets, and potentially losing key employees of acquired companies. We cannot guarantee that we will be able to successfully integrate any operations, personnel, services or products that might be acquired in the future, or that any such acquisitions will enhance our business, financial condition or operating results.

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

WE CANNOT GUARANTEE THE SUCCESS OF OUR ENCRYPTION TECHNOLOGY

     The secure transmission of confidential information over public networks places a significant barrier to online commerce and communication. We rely on encryption and authentication technology, including public key cryptography technology licensed from third parties, to provide the security and authentication necessary to effect secure transmission of confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will safeguard against a compromise or breach of technologies to be used by us to protect customer transaction data. Any such compromise of our security could adversely and materially affect our business, financial condition and operating results.

OUR BUSINESS PLAN MAY REQUIRE MORE CAPITAL, AND WE CANNOT GUARANTEE THAT WE WILL OBTAIN ADDITIONAL FINANCING TO MEET FUTURE CAPITAL NEEDS

     Our business plan may require additional capital. If we issue equity securities to raise additional capital, the percentage ownership of our shareholders will be reduced, shareholders may experience dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to holders of our common stock. If we receive any additional debt financing, it is likely that such debt will be senior to the Convertible Notes issued in this offering. We cannot assure you that additional financing will be available when needed on terms favorable to us, if at all, or that it will not be senior to the Convertible Notes. If adequate funds are not available on acceptable terms, we may be forced to slow our growth plan and unable to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Our inability to do so could materially and adversely affect our business, financial condition and operating results.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND COULD HARM OUR BUSINESS

     We run the risk that employee misconduct could occur, including binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding unauthorized or unsuccessful activities. This type of misconduct could result in unknown and unmanaged losses. Employee misconduct could also involve the improper use of confidential information, which could result in the loss of confidential and proprietary information, regulatory sanctions or harm to our reputation. We may not be able to detect, deter or prevent any of these types of employee misconduct.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS OF THIS OFFERING

     We are allocating the net proceeds of this offering to expansion of our online brokerage business and to other general corporate purposes. Also, we are seeking acquisitions of brokerage firms and companies with technologies or businesses to complement our full service and online brokerage services divisions. Any acquisition could require the application of a significant portion of these net proceeds, which would reduce funds available for expansion of our online brokerage business and could require us to raise additional funds sooner than anticipated. In addition, our management may apply our net proceeds to purposes different from those currently contemplated or change the allocation of our net proceeds among these purposes. Thus, our management will have substantial discretion with regard to the ultimate use of the net proceeds of this offering.

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

                           SECURITIES INDUSTRY RISKS

UNPREDICTABLE ECONOMIC AND MARKET CONDITIONS CAUSE UNCERTAINTY IN THE SECURITIES INDUSTRY

     The securities business is, by its nature, subject to various risks, particularly in volatile or illiquid securities markets, including the risk of losses resulting from the underwriting or ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Our business and its profitability is affected by many factors, including the following:

     - the volatility and price level of the securities markets;

     - the volume, size and timing of securities transactions;

     - the demand for investment banking services;

     - the level and volatility of interest rates;

     - the availability of credit; and

     - legislation affecting the business, financial communities, and the economy in general.

Any one of the above factors could adversely affect our financial condition and operating results.

IF STOCK PRICES DECREASE, OR IF TRADING VOLUMES DECREASE, COMMISSIONS, INVESTMENT BANKING AND MARGIN INTEREST REVENUE, WILL DECLINE

     A market downturn could lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in commission and clearing revenue. A market downturn could also reduce customer margin balances which would, in turn, result in reduced margin interest revenue. Similarly, unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, mergers and acquisitions advisory and other services. Our investment banking revenue, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would, therefore, be adversely affected by a sustained market downturn.

WE PERFORM UNDERWRITING, BROKERAGE AND TRADING SERVICES FOR SMALL
CAPITALIZATION, EMERGING AND START-UP COMPANIES, WHOSE SECURITIES MAY BE PARTICULARLY VOLATILE AND SUBJECT TO GREATER RISKS THAN LARGER, ESTABLISHED COMPANIES

     A large portion of our business focuses on the underwriting, brokerage and trading of securities of small capitalization, emerging and start-up companies, which may be subject to greater risks than the equity markets as a whole and, consequently, may be marketable to only a limited segment of the investing public. We believe that many small capitalization, emerging and start-up companies have significant potential for growth, although such companies generally have limited product lines, markets, market shares and financial resources, and their securities may trade less frequently and in more limited volume than those of more established companies. Additionally, in recent years, the stock market has experienced a high degree of price and volume volatility for the securities of many small capitalization, emerging and start-up companies. In particular, small

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

capitalization, emerging and start-up companies that trade in the over-the-counter market have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

OUR INVESTMENT BANKING ACTIVITIES SUBJECT OUR CAPITAL TO RISKS

     The potential risks of our investment banking activities include market, credit and liquidity risks, which risks arise primarily when underwritten securities cannot be resold, for any reason, at anticipated price levels. Further, under applicable securities laws and court decisions regarding underwriters' liability and limitations on indemnification by issuers, an underwriter may be exposed to substantial claims by securities purchasers or sellers arising out of public and private offerings of equity and debt instruments.

OUR CLEARING OPERATIONS EXPOSE US TO ADDITIONAL POTENTIAL LOSSES

     Our clearing division provides clearing and execution services for all of our brokerage businesses, as well as for our correspondent firms. Clearing services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. As a clearing broker, our clearing division also assumes direct responsibility for the possession and control of customer securities and other assets, the clearance of customer securities transactions and customer account record keeping. We risk losses if correspondent firms fail to reimburse us if their customers fail or refuse to perform their obligations to us. Additionally, as a self-clearing securities firm, we are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of our competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers and introducing brokers, could lead to civil penalties imposed by regulatory authorities as well as claims brought by customers and others.

WE ARE SUBJECT TO INCREASING GOVERNMENTAL AND ORGANIZATIONAL REGULATION

     Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the NASD, require strict compliance with their rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect customers and the integrity of the securities markets, imposes significant compliance burdens on us. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes and regulations or the adoption of new statutes and regulations could require us to alter our methods of operation at costs which could be substantial.

WE ARE SUBJECT TO AN INCREASED RISK OF LEGAL PROCEEDINGS

     Many aspects of our business involve substantial risks of potential liability and regulatory enforcement by state and federal regulators. Additionally, participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Underwriters and selling agents may be liable if they make material misstatements or omit

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

material information in prospectuses and other communications regarding underwritten offerings of securities. Dissatisfied customers regularly make claims against securities firms and stockbrokers for fraud, unauthorized trading, suitability, churning, mismanagement and breach of fiduciary duty. We cannot assure you that these types of proceedings will not materially and adversely affect us. Further, while certain legal proceedings may be settled or otherwise resolved without a material adverse economic effect on us, those proceedings may still result in adverse publicity which could affect our operations.

THE NASDAQ MARKET CONTINUES TO IMPLEMENT REFORMS TO MONITOR TRADING, WHICH COULD CAUSE INCREASED COMPLIANCE REQUIREMENTS AND COSTS

     NASD, the trade organization supervising the Nasdaq market, conducts policing of Nasdaq-listed companies. In recent years, the NASD boosted its internal compliance and monitoring programs. In addition, loosened restrictions on relationships between financial institutions and securities firms are leading to increased competition and consolidation in the industry. We face the risk that the NASD will implement further changes. For example, if the NASD's regulatory unit, NASD Regulation, Inc. ("NASDR") combines with the New York Stock Exchange regulatory unit, we could face additional compliance requirements. We cannot fully anticipate the effects of any further Nasdaq restructuring on our operations. The cost of compliance with any new rules, regulations and procedures instituted by the NASDR could be significant. Increased compliance costs or our inability to attain or maintain the listing of underwriting clients on the Nasdaq system could adversely affect our performance.

WE FACE SUBSTANTIAL COMPETITION WITHIN THE SECURITIES INDUSTRY

     In all aspects of our business, and at both the national and regional level, we compete with numerous other securities firms, commercial banks, investment banking firms, insurance companies, asset management firms, trust companies and others. Our competitors have substantially greater access to capital and other resources not available to us. In addition, many of these competitors offer a wider range of services and financial products than we do and possess greater name recognition and more extensive customer bases than we do. These competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. These competitors may also be able to undertake more extensive promotional activities and offer more attractive terms and prices to their customers, possibly even sparking a price war within the brokerage business. Finally, current and potential competitors may continue to establish cooperative relationships among themselves or with third parties to enhance their services and products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     The general financial success of companies within the securities industry over the past several years, and the elimination of barriers between financial institutions and securities firms through the Gramm-Leach-Bliley Act, is expected to continue to attract new competitors to the industry, including banks, insurance companies, providers of online financial and information services and others, as such companies expand their product lines. Many of these companies now offer their customers certain corporate and individual financial services traditionally provided by securities firms. Due to the current trend toward consolidation in the securities industry, our competitors' success in attracting and retaining customers drawn to the convenience of one-stop shopping could adversely affect our business and our ability to grow.

     We also expect the intensely competitive market for online brokerage services to continue to evolve rapidly. We will encounter direct competition from other brokerage firms providing either telephone or online brokerage services, or both. Additionally, we compete for customer investment dollars with financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

     The clearing business has become considerably more competitive over the past few years, and there are numerous large, highly visible and well-financed securities firms that either have begun offering clearing services or have attempted to increase their share of the market. Despite our efforts to remain competitive, our clearing customers may decide to discontinue using our services. In addition, there has been consolidation within the financial services industry by securities firms and other financial institutions having financial resources far greater than us. These developments have increased competition from firms with greater capital resources and possibly greater operating efficiencies than ours. We run the risk that one of our clearing competitors could create a private label solution for clients, which could result in fewer clearing customers for us.

     We cannot assure you that we will be able to compete effectively with current or future competitors. Likewise, we cannot assure you that the competitive pressures we face will not materially or adversely affect our business, financial condition and operating results.

LOSSES DUE TO CUSTOMER FRAUD COULD ADVERSELY AFFECT OUR BUSINESS

     We are exposed to potential losses resulting from fraud and other misconduct by customers, such as fraudulent trading (including access to legitimate customer accounts, or the use of a false identity to open an account) or the use of forged or counterfeit checks for payment. These types of fraud may be difficult to prevent or detect. We may not be able to recover the losses caused by these activities. Any of these losses could materially and adversely affect our business, financial condition and operating results.

NEW LAWS REGARDING THE INTERNET MAY BE PASSED, WHICH COULD HINDER OUR ABILITY TO DELIVER OUR ONLINE SERVICES

     The legal and regulatory environment surrounding the Internet is uncertain and rapidly changing. New laws and regulations, including securities laws and regulations, could be difficult to comply with and could increase our costs of doing business and prevent us from delivering our products and services over the Internet, which could adversely affect our customer base and our revenue. In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include sales and other taxes, access charges, user privacy, characteristics and quality of products and services, and other claims based on the nature and content of the Internet.

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WE ARE DEPENDENT ON INTERNET INFRASTRUCTURE IN CONDUCTING OUR BUSINESS

     The successful implementation of our online business strategy will depend in large part upon the continued development of Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of complementary products for providing reliable Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, we cannot predict with any assurance whether the Internet will support increasing use. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of content. We cannot assure you that the Internet infrastructure will continue to be able to support the demands placed on it. Furthermore, the performance or reliability of the Internet could be adversely affected by this continued growth.

                  RISKS ASSOCIATED WITH THE CONVERTIBLE NOTES

THE CONVERTIBLE NOTES ISSUED IN THIS OFFERING ARE SUBORDINATED TO ALL EXISTING AND FUTURE SENIOR DEBT AND EFFECTIVELY SUBORDINATED TO ALL INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES

     The Convertible Notes will be unsecured and subordinated in right of payment to all of our existing and future Senior Debt. Because the Convertible Notes are subordinate to our Senior Debt, if we experience

     - a bankruptcy, liquidation or reorganization;

     - an acceleration of the Convertible Notes due to an event of default under the indenture; or

     - certain other events,

we will not be permitted to make payments on the Convertible Notes until we have satisfied all of our Senior Debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the Convertible Notes. In addition, the Convertible Notes effectively will be subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors. The Indenture provides that, in the event of our insolvency, funds which we would otherwise use to pay the holders of the Convertible Notes will be used to pay the holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As a result, our general creditors may recover less, ratably, than the holders of our Senior Debt. Additionally, such general creditors may recover more, ratably, than holders of the Convertible Notes or other subordinated indebtedness. Finally, the holders of our Senior Debt may, under certain circumstances, restrict or prohibit us from making payments on the Convertible Notes.

THERE ARE NO RESTRICTIONS ON US INCURRING FUTURE DEBT, AND IF WE INCUR ADDITIONAL DEBT, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE CONVERTIBLE NOTES

     The Indenture does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur Senior Debt, other indebtedness and liabilities. We may have difficulty paying our obligations under the Convertible Notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of March 31, 2000, we had approximately $40 million of debt outstanding on a consolidated basis that would be entitled to payment prior to the Convertible Notes. From time-to-time, we and our subsidiaries may incur additional indebtedness, including Senior Debt, which could adversely affect our ability to pay our obligations under the Convertible Notes.

WE MAY BE UNABLE TO REPURCHASE THE CONVERTIBLE NOTES

     At maturity, the entire outstanding principal amount of the Convertible Notes will become due and payable. In addition, if a change of control, as defined, occurs, the holders of the Convertible Notes may require us to repurchase some or all of the Convertible Notes. We cannot assure you that we will have sufficient financial resources at such time or will be able to arrange financing to repurchase the Convertible Notes. Our ability to repurchase the Convertible Notes in cash in such event may be limited by law, by the Indenture, by the terms of other agreements relating to our Senior Debt and by indebtedness and agreements which may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our Senior Debt in order to make such payments. We may not have the financial ability to repurchase the Convertible Notes in cash if payment for our Senior Debt is accelerated.

INVESTORS IN THE CONVERTIBLE NOTES FACE ADDITIONAL RISK BECAUSE WE ARE A HOLDING COMPANY

     Because we are a holding company, we depend on dividends, distributions and other payments from our subsidiaries to fund all payments on our debt obligations, including our obligations to make payments on the Convertible Notes. Our right to participate in a distribution of assets of any of our subsidiaries, whether on liquidation, reorganization or otherwise, however, will be subject to the prior claims of the creditors of that subsidiary. The ability of holders of the Convertible Notes to benefit from distributions of assets from our subsidiaries will also be subject to those prior claims.

OUR REGULATED SUBSIDIARIES MAY BE UNABLE TO MAKE PAYMENTS TO US TO ENABLE US TO MEET OUR CASH PAYMENT OBLIGATION ON THE CONVERTIBLE NOTES

     Stockwalk.com, MJK and Arnold Securities, Inc. are regulated broker-dealers and have statutory minimum capital requirements. These regulations may restrict the ability of those subsidiaries to make payments to us. In addition, future indebtedness of our subsidiaries may impose limitations on their ability to make cash payments and distributions to us.

WE MAY BE ABLE TO OBTAIN WAIVERS OF SOME OF OUR COVENANTS UNDER THE CONVERTIBLE NOTES WITHOUT YOUR APPROVAL

     The Indenture governing the Convertible Notes permits us to enter into a supplemental indenture for certain limited purposes without the consent of the holders. If we want to make some types of changes to the Indenture or obtain a waiver of compliance with our covenants under it, we must obtain the approval of the holders of a majority in principal amount of the Convertible Notes outstanding at that time. In many cases, the approval of those holders will be sufficient for us to make the change or to obtain the waiver. For a description of provisions governing consents and waivers, see "Description of Convertible Notes -- Modification, Amendments and Waiver."

THE INDENTURE FOR THE CONVERTIBLE NOTES DOES NOT CONTAIN ANY FINANCIAL COVENANTS RESTRICTING OUR ACTIVITIES

     The Indenture for the Convertible Notes does not contain any financial covenants or restrictions on our payment of dividends or our issuance or repurchase of securities. Additionally, the Indenture does not contain any covenants or other provisions to protect holders of the Convertible Notes in the event of a highly leveraged transaction or a change in control of our company, except to the extent described under "Description of Convertible
Notes -- Repurchase at Option of Holders upon a Change of Control."

OUR COMMON STOCK PRICE MAY BE VOLATILE

     The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade any shares of our common stock you may receive through conversion of the Convertible Notes. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

FUTURE SALES OF LARGE AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of our shares are available for sale, could adversely affect the market price for our common stock and, indirectly, the Convertible Notes. During the year ended March 31, 2000, we sold approximately 1.9 million shares of our common stock in private transactions. These shares are restricted and may not be sold except in conjunction with Rule 144 of the Securities and Exchange Act.

     Shares of restricted common stock totaling            are eligible for
immediate sale in the public market without restriction, with the exception of shares held by "affiliates," as defined by Rule 144 of the SEC. Shares sold in our recent previous private placements will also be eligible for sale during the next year, pursuant to Rule 144. Specifically, in August 2000, an additional 440,000 shares will be available for sale, and between December 2000 and March 2001, an aggregate of 1,796,480 shares will be available for sale. Shareholders who purchased our restricted stock in March and August 1999 are required to execute lock up agreements which prohibit the sale of their shares of common stock for a period of 90 and 120 days, respectively, following this offering. Upon expiration of that time period, certain of those shares could be sold under Rule 144.

     We have adopted two stock option plans and have reserved 1,525,000 shares of common stock for issuance under those plans. As of March 31, 2000, options to purchase 1,062,463 shares of common stock had been granted, of which options to purchase 222,876 shares are currently exercisable. The shares issuable upon exercise of outstanding options may be immediately sold as they are covered by an effective registration statement under the Securities Act of 1933.

     In connection with private placements during the year ended March 2000, we issued warrants to purchase 223,619 shares of our common stock. The warrants are immediately exercisable at an initial price of $10.00 per share. An additional 124,278 warrants to purchase our common stock were issued in conjunction with various prior year debt and equity financing activities. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by us, unless the shares may otherwise be sold under Rule 144, or if the underwriter of the offering proposed by us is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed by us. The underwriters have made such a determination in connection with the offering of the Convertible Notes if such rights are applicable to this offering. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.

CERTAIN PROVISIONS OF MINNESOTA LAW, AND THE FACT THAT WE ARE AUTHORIZED TO ISSUE PREFERRED STOCK, COULD AFFECT THE VOTING POWER AND RIGHTS OF HOLDERS OF OUR COMMON STOCK

     Our authorized and unissued capital stock includes 50,000,000 undesignated shares. The Board of Directors, without any action by our shareholders, may designate and issue the undesignated shares in such classes and series as it deems appropriate, and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No shares of preferred stock or other senior equity securities are currently designated, and there is no current plan to designate or issue any such securities. The issuance of such shares may deprive current shareholders of the ability to sell their shares at a premium over any market price or adversely affect the voting power and other rights of holders of our common stock.

     Our Articles of Incorporation and Bylaws do not contain any anti-takeover provisions. However, we are subject to certain provisions of the Minnesota Business Corporation Act which may inhibit certain changes of control. These laws could have the effect of discouraging an attempt to acquire control of our corporation and limit the price of our securities. See "Description of Company Securities -- Minnesota Anti-Takeover Law."

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We intend to retain all earnings in the foreseeable future for our continued growth and, thus, do not expect to declare or pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends in the future may be restricted by our brokerage subsidiaries' obligations to comply with the net capital rules applicable to broker-dealers.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future demand for our services, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are qualified by the factors described under "Risk Factors." We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events.

                                USE OF PROCEEDS

     The gross proceeds of the Convertible Notes will be $30 million. After we deduct the underwriting discount and pay the offering expenses, we will receive net proceeds of approximately $27,995,000. If the underwriters' over-allotment is exercised in full, we will receive additional net proceeds of approximately $4,230,000.

     We intend to use $       of the net proceeds of this offering to expand our
Stockwalk.com online business. Approximately $       is expected to be used for
marketing and new account originations through our online bank service provider, financial institution and affinity group and Internet portal network.
Approximately $       will be spent on new information systems, software and
personnel directly related to our online business technology, and $       will
be devoted to expansion of our sales and marketing staff. The balance of the net
proceeds, approximately $       , will be used for general corporate purposes,
including possible strategic acquisitions. We intend to consider acquisitions that are presented to us and to continue making strategic acquisitions of brokerage firms and companies with technologies or businesses to complement our full service and online divisions. Any proceeds of this offering applied to complete an acquisition would reduce the net proceeds available to expand our Stockwalk.com online business.

     Depending on future events, we may determine to use our net proceeds for different purposes or to allocate our net proceeds differently among the uses described above. Pending these uses, we expect to either use these funds to pay down short-term credit lines or invest in short-term, interest-bearing, investment grade securities. Assuming that we do not make any acquisitions, we believe that our current cash position, cash generated from operations, availability of line of credit borrowings, and the proceeds of the Convertible Notes will be adequate to meet our capital requirements for at least one year following this offering.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq NMS under the symbol, "STOK." The following table sets forth the high and low sale prices for a share of our common stock for the period from the completion of our merger with NM Holdings, Inc. through April 24, 2000.

                                                            HIGH        LOW
                                                         -----------    ---
Quarter Ended September 30, 1999.....................     16 1/2        8 5/8
Quarter Ended December 31, 1999......................     10 3/8        7 1/4
Quarter Ended March 31, 2000.........................         15        7 1/8
Quarter Ended June 30, 2000 (through April 24,
  2000)..............................................     14 1/8        10

     The last reported sale price of our common stock, as reported on the Nasdaq NMS on April 24, 2000, was $10.00 per share.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings, if any, to finance the growth and development of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent on our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Additionally, our ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit agreements which may contain covenants which restrict the payment of cash dividends.

                                 CAPITALIZATION

     The following table reflects our actual unaudited short-term debt and capitalization as of December 31, 1999, and as adjusted to reflect the net proceeds of our March 2000 private placement of common stock and the receipt and
application of the gross proceeds from sale of the      % Convertible
Subordinated Notes due 2005 offered by us.

                                                                      AS OF
                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Notes payable.............................................    $ 4,853      $
Liabilities subordinated to claims of general creditors...     16,800
     % Convertible Subordinated Notes due 2005............         --
                                                              -------      -------
Shareholders' equity:
  Common stock, $.04 par value, 50,000,000 shares
     authorized; 19,792,327 shares issued and
     outstanding..........................................        792
  Paid-in capital.........................................     13,874
  Retained earnings.......................................     (3,251)
                                                              -------      -------
       Total shareholders' equity.........................     11,415
                                                              -------      -------
Total capitalization......................................    $33,068      $
                                                              =======      =======

     The amounts in the capitalization table above should be read with the following points in mind:

     - The "Pro Forma As Adjusted" column assumes that the underwriter's overallotment option is not exercised; and

     - The shares outstanding exclude           shares of common stock reserved
       for issuance upon conversion of the Convertible Notes, 1,062,463 shares of common stock subject to stock options outstanding at March 31, 2000, of which 222,876 shares are currently exercisable, an additional 462,537 shares of common stock which are reserved for issuance under our stock option plans, and an additional 314,258 shares issuable upon the exercise of outstanding warrants.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our earnings to fixed charges for the periods indicated.

                                                                                              NINE MONTHS ENDED
                                         FISCAL YEAR ENDED MARCH 31,                            DECEMBER 31,
                       ----------------------------------------------------------------   -------------------------
                          1995         1996         1997         1998          1999          1998          1999
                       ----------   ----------   ----------   -----------   -----------   -----------   -----------
                                                                                                 (UNAUDITED)
Pre-tax income.......  $  399,600   $  858,900   $  223,803   $(1,823,300)  $ 2,257,586   $ 2,132,700   $(5,566,600)
Plus: fixed
  charges............   2,039,400    4,780,400    8,083,600    12,156,486    12,903,130     9,887,900    11,841,800
                       ----------   ----------   ----------   -----------   -----------   -----------   -----------
Earnings.............  $2,439,000   $5,639,300   $8,307,403   $10,333,186   $15,160,716   $12,020,600   $ 6,275,200
                       ==========   ==========   ==========   ===========   ===========   ===========   ===========
Interest.............  $1,832,000   $4,429,200   $7,427,400   $11,027,386   $11,805,900   $ 9,006,000   $10,718,200
1/3 Rent.............     207,400      351,200      656,200     1,129,100     1,097,230       881,900     1,123,600
                       ----------   ----------   ----------   -----------   -----------   -----------   -----------
Fixed charges........  $2,039,400   $4,780,400   $8,083,600   $12,156,486   $12,903,130   $ 9,887,900   $11,841,800
                       ==========   ==========   ==========   ===========   ===========   ===========   ===========
Ratio................       1.20x        1.18x        1.03x         0.85x         1.17x         1.22x         0.53x
                       ==========   ==========   ==========   ===========   ===========   ===========   ===========

     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consists of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense).

     As a result of losses incurred in 1998 and for the nine months ended December 31, 1999, fixed charges exceeded earnings available for fixed charges in those periods by $1,823,300 and $5,566,600, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the five years in the periods ended March 31, 1995, through March 31, 1999, have been derived from the audited consolidated financial statements of MJK Holdings, Inc. (MJK's parent) and MJK. The financial information with respect to NM Holdings, Inc., which was effectively acquired by MJK Holdings, Inc. by merger on July 6, 1999, has been omitted because it discontinued business in 1998, and its historic business is not material to our current business. The selected consolidated financial data for the nine months ended December 31, 1998 and 1999, have been derived from our unaudited consolidated financial statements. In our opinion, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended December 31, 1999, are not necessarily indicative of results to be expected for any future period. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus, beginning on page F-1.

                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)            NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED MARCH 31,                    DECEMBER 31,
                                      ---------------------------------------------------   ----------------------
                                       1995       1996       1997       1998       1999       1998        1999
                                      -------   --------   --------   --------   --------   --------   -----------
                                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUES:
Trading profits.....................  $ 7,998   $ 10,536   $  9,856   $ 10,634   $ 15,063   $ 11,656    $  9,146
Interest............................    2,334      5,487      9,150     13,507     15,410     11,566      13,941
Commissions.........................    1,135      2,732      3,930      9,040      9,888      7,063       8,282
Investment banking..................    3,746      6,932      7,716      9,656      8,389      6,013       6,938
Clearing fees.......................      400        567        785      1,902      3,105      2,119       3,471
Other income........................      125        690      1,170      2,354      3,735      3,068       2,789
                                      -------   --------   --------   --------   --------   --------    --------
TOTAL REVENUES......................  $15,739   $ 26,944   $ 32,607   $ 47,093   $ 55,590   $ 41,485    $ 44,567
EXPENSES:
Employee compensation and
  benefits..........................  $10,141   $ 16,807   $ 17,736   $ 25,950   $ 26,987   $ 19,537    $ 22,649
Clearing fees.......................      550        653        750      1,475      2,890      2,115       2,428
Occupancy and equipment rental......      621      1,052      1,965      3,381      3,285      2,640       3,364
Communication.......................    1,100      1,655      2,298      3,938      5,251      3,806       5,321
Interest............................    1,832      4,429      7,427     11,027     11,806      9,006      10,718
Other expense.......................    1,095      1,489      2,207      3,145      3,113      2,248       5,654
                                      -------   --------   --------   --------   --------   --------    --------
TOTAL EXPENSES......................  $15,340   $ 26,085   $ 32,383   $ 48,916   $ 53,332   $ 39,352    $ 50,134
NET INCOME (LOSS) BEFORE INCOME
  TAXES.............................      399        859        224     (1,823)     2,258      2,133      (5,567)
INCOME TAX EXPENSE (BENEFIT)........      103        334         34       (599)       985        799      (2,267)
                                      -------   --------   --------   --------   --------   --------    --------
Net income (loss)...................  $   296   $    525   $    190   $ (1,224)  $  1,273   $  1,334    $ (3,300)
                                      =======   ========   ========   ========   ========   ========    ========
Basic and diluted earnings per
  share.............................  $  0.02   $   0.03   $   0.01   $  (0.08)  $   0.08   $   0.08    $  (0.17)
                                      =======   ========   ========   ========   ========   ========    ========
CONSOLIDATED BALANCE SHEET DATA:
Total assets........................  $44,830   $124,633   $181,042   $272,616   $322,353   $271,862    $427,269
Total debt..........................   13,444     28,303     27,102     27,728     48,113     40,695      55,753
Total shareholders' equity..........    1,889      2,392      2,583      1,358      7,011      2,693      11,415

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve assumptions and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read this section in conjunction with our consolidated financial statements and the related notes, which begin on page F-1.

GENERAL

     We have two principal operating subsidiaries, MJK and Stockwalk.com. MJK is a Minneapolis-based regional broker-dealer, engaging primarily in principal transactions, commission business, investment banking activities, and customer financing, as well as acting as a clearing broker for approximately 50 correspondent brokerage firms. Stockwalk.com commenced online securities trading in September 1999.

     During the quarter ended December 31, 1999, we completed the acquisition of two online brokerage firms. In October 1999, we acquired Arnold Securities, Inc. of Minneapolis, Minnesota, which offers online and discount brokerage services to customers across the upper Midwest. In November 1999, we completed the acquisition of M.One Investment Securities, Inc. of San Francisco and Fremont, California. M.One Investment Securities, Inc. offers online and discount brokerage services in English, Cantonese and Mandarin.

SEGMENTS

     Our reportable segments are as follows: clearing services, retail sales, online brokerage, underwriting, and other.

Clearing Services

     We serve as a clearing agent providing transaction execution, account maintenance, including extension of credit, and record keeping services for customers of our introducing brokers. We collect a clearing fee and charge interest on the customers' margin accounts.

Retail Sales

     We charge a brokerage commission when acting as agent for the purchaser or seller of a security. We also purchase securities from and sell securities to customers on a principal basis and maintain inventories of securities for such purposes. In principal transactions, we recognize income or loss on the spread between our cost and the charge to the customer. We also recognize income or loss on the inventory we maintain which must be marked to market daily. Our retail business also includes federally insured certificate of deposit participations.

Online Brokerage

     We provide automated order placement, portfolio tracking and related market information, news and other information services 24 hours a day, seven days a week principally by means of the Internet which allows our customers the ability to place orders for investment transactions directly, and at a lower, more predictable transaction cost than traditional full-commission brokerage firms. Further, we plan to adapt our technology to provide information and transaction processing services related to other aspects of electronic commerce, such as the processing of bond and certificate of deposit transactions, insurance transactions and electronic cash transfers.

Underwriting

     We also provide underwriting services to corporate and public entity clients in planning to meet their financial needs and advising them on the most advantageous means of raising capital or debt. Such plans are sometimes implemented by managing or co-managing public offerings of securities or by arranging private placements of securities with institutional or individual investors. Our underwriting department coordinates the distribution of managed and co-managed corporate and public finance underwritings on a public and private basis, accepts invitations to participate in competitive or negotiated underwritings managed by other investment banking firms, and allocates and merchandises our underwriting positions to customers of the firm, to institutional clients and to other broker-dealers. The commission spread generated from sale of securities is allocated between retail sales and underwriting.

Other

     Other revenues include fiscal consulting fees and management fees assessed to affiliates that are eliminated in consolidation. Other expenses include general and administrative expenses for departments not directly related to one of the broker-dealers.

     Segment results are derived from our branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, our operating decision-makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to our operating segments. We do not provide balance sheet data for segment reporting as this data is not measured for its operating segments.

     Information concerning operations in these segments of business is as follows:

                                       (INFORMATION IN THOUSANDS)      NINE MONTHS ENDED
                                       FISCAL YEAR ENDED MARCH 31,        DECEMBER 31,
                                      -----------------------------    ------------------
                                       1997       1998       1999       1998       1999
                                      -------    -------    -------    -------    -------
                                                                          (UNAUDITED)
REVENUE:
Clearing services.................    $ 9,616    $15,969    $19,280    $14,342    $18,312
Retail sales......................     21,577     28,009     30,672     22,526     21,776
Online brokerage..................         --         --         --         --        814
Underwriting......................        549      2,174      4,338      3,485      2,663
Other.............................        865        941      1,301      1,132      2,035
Eliminations......................         --         --         --         --     (1,033)
                                      -------    -------    -------    -------    -------
TOTAL REVENUE.....................    $32,607    $47,093    $55,590    $41,485    $44,567
                                      =======    =======    =======    =======    =======
PRETAX INCOME (LOSS):
Clearing services.................    $  (444)   $ 1,080    $ 2,051    $ 1,410    $ 2,152
Retail sales......................        641     (3,066)      (272)       201     (3,403)
Online brokerage..................         --         --         --         --     (2,912)
Underwriting......................         --        162        485        528         12
Other.............................         27         --         --         --     (1,116)
Eliminations......................         --         --         (6)        (6)      (300)
                                      -------    -------    -------    -------    -------
PRETAX INCOME (LOSS)..............    $   224    $(1,823)   $ 2,258    $ 2,133    $(5,567)
                                      =======    =======    =======    =======    =======

FISCAL YEARS ENDED MARCH 31, 1997, 1998 & 1999

     Revenues from our clearing services increased $6.4 million from 1997 to 1998, and $3.3 million from 1998 to 1999, representing increases of 66.1% and 20.7% respectively. Expenses related to our clearing services increased $4.8 million or 48% from 1997 to 1998, and $2.3 million or 15.7% from 1998 to 1999. The growth in our clearing service operations is driven by an increase in the volume of transactions and an increase in the number of correspondents for which we clear trades: from nine in 1997, to 22 in 1998 and 31 in 1999.

     Retail sales revenues increased $6.4 million or 29.8% from 1997 to 1998. This increase was primarily related to the acquisition of Juran & Moody in January 1997, generating a full 12 months of commissions in the fiscal year ending March 1998. The $2.7 million increase in retail sales from 1998 to 1999 was due to the significant rise in the United States equity markets during the period, spurring increased transaction volumes.

     Expenses related to retail sales increased $10.1 million or 48.4% from 1997 to 1998. This includes an increase of $6.4 million in sales commissions and $2.9 million of communication and rent expenditures primarily resulting from Juran & Moody being included for the entire 12 month period in 1998. The 1998 loss in retail sales resulted principally from increased administrative and professional fees, one-time costs associated with specific arbitration and litigation matters, as well as initial employee retention costs related to the acquisition of Juran & Moody. The retail sales expenditures were consistent from 1998 to 1999.

     Underwriting revenues increased $1.6 million or 295.6% from 1997 to 1998 as a result of an increase in municipal bond deals and merger and acquisition fees. Revenues from underwriting activities increased $2.2 million or 99.5% from 1998 to 1999. In fiscal year 1999, we realized another increase in municipal bond deals and generated an $815,000 placement fee for locating a financial partner of a power project. The timing of underwriting activity can vary significantly from period to period based on market conditions resulting in fluctuations in revenues and operating profits in this segment.

     Other revenues were consistent in 1997 and 1998. The $359,700 increase in other revenues in 1999 relates to $324,400 of fiscal consulting fees generated.

NINE MONTHS ENDED DECEMBER 31, 1998 & 1999

     During the nine months ended December 31, 1999, our clearing fee revenue was $18.3 million, an increase of $4.0 million or 27.7% from the nine months ended December 31, 1998. During the nine months ended December 31, 1999, the number of firms utilizing our clearing services increased to 47 from 33 for the nine months ended December 31, 1998. Clearing fee expenses for the nine months ended December 31, 1999, totaled $16.2 million, an increase of $3.2 million or 24.9% from the comparable period in 1998. The increase in clearing expenses is directly related to its growth. During the nine months ended December 31, 1999 we processed 551,900 tickets compared to 357,700 tickets in the same period for the previous year.

     During the nine months ended December 31, 1999, retail sales revenue totaled $21.8 million compared to $22.5 million for the nine month period ending December 31, 1998. Retail sales activity incurred a pretax loss of $3.4 million in the nine months ended December 31, 1999, compared to income of $201,300 in the comparable period in 1998, resulting from a $2.8 million increase in expenditures. The increase in 1999 expenses includes a $1.1 million increase in data processing charges from an outside service vendor due to an increased number of customers and employees, as well as a $1.4 million increase in compensation, which includes officers' salaries. In 1998, our four principal officer/shareholders received no salaries.

     Our online brokerage business started to generate trading revenue in the nine months ended December 31, 1999. During the period we completed the acquisition of Arnold Securities, Inc. and M.One Investment Securities, Inc. The $2.9 million loss from online brokerage in the nine months ended December 31, 1999 was due to start-up costs and significant costs incurred in advertising in an attempt to create brand awareness for attracting new online customers and generate our new private label business.

     During the nine months ended December 31, 1999, underwriting revenues decreased approximately $820,000 from the same period in 1998 due to an overall decline in underwriting activity in our niche markets. Underwriting activity can vary significantly from period to period based on market conditions resulting in fluctuations in revenues and operating profits in this segment.

     The $1.1 million loss from other operations is related to additional compensation for administrative personnel, legal and accounting services and other incremental expenditures associated with being a public company. The loss also includes expenses incurred for development of our technological infrastructure that cannot be allocated equitably to the other segments of our business.

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

LIQUIDITY AND CAPITAL RESOURCES

     Our assets consist primarily of cash and assets readily convertible into cash. Security inventories are reported at market value and are generally readily marketable. Customer margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within three days following the date of transaction. Operations are financed by equity capital, bank lines of credit, proceeds from sales of securities, non-interest bearing liabilities such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to our cash requirements in connection with our operating activities.

     Our investing activities provided $337,600 of cash in the nine months ended December 31, 1999, as a result of selling capital equipment under a sale-leaseback financing agreement.

     Our financing activities provided cash of $8.2 million in the nine months ended December 31, 1999, primarily resulting from the issuance of 480,331 shares of our common stock through private placements at a net price of $7.125 to $9.60 per share in addition to the recapitalization of our company in connection with the merger with NM Holdings, Inc.

     Our three broker-dealers are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. MJK has elected to use the alternative method permitted by Rule 15c3-1 which requires that MJK maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 1999, MJK's net capital of $14.9 million was 8.6% of aggregate debit balances and $11.4 million in excess of required net capital. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. Stockwalk.com and Arnold Securities, Inc. each require a minimum of $50,000 net capital. At December 31, 1999, Stockwalk.com and Arnold Securities, Inc. had net capital of $180,300 and $90,300 respectively.

     At December 31, 1999, we had approximately $65.0 million in lines of credit, of which $34.1 million was utilized. Of the $34.1 million in utilized credit, approximately $24.1 million was collateralized by customers' securities, and the balance was secured by firm-owned securities and customer securities collateralizing liabilities subordinated to claims of general creditors having a total value of $35.3 million.

     Assuming that we do not make any acquisitions, we believe that our current cash position, cash generated from operations, availability of line of credit borrowings, and the proceeds of the Convertible Notes will be adequate to meet our capital requirements for at least one year following this offering.

                                    BUSINESS

COMPANY OVERVIEW

     We are a technologically-driven regional securities firm headquartered in Minneapolis, Minnesota. Through our operating subsidiaries, we provide a broad range of investment services to individual, corporate and public clients. These services include both traditional and online securities brokerage, investment banking and research services and the processing of securities transactions for correspondent brokerage firms and financial institutions. Our MJK subsidiary offers traditional securities brokerage, securities trading, investment banking and research services. Our niche market for investment banking includes small capitalization, emerging and start-up companies and public finance clients located principally in the upper midwest. In September 1999, our Stockwalk.com subsidiary began publicly offering a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. These Stockwalk.com services are offered to our customers and to customers and members of small to medium-sized financial institutions and affinity groups and Internet portals through a private label program.

     Our full service brokerage business offers a variety of financial services to individuals, governments and corporations. We offer equity, fixed income and mutual fund products through approximately 160 licensed sales representatives located in nine offices in Minnesota, Florida, Texas, Arizona, Illinois and California. We clear our own securities transactions, as well as those of approximately 50 correspondent brokerage firms. Since we are a self-clearing firm, we extend margin credit to our customers and to customers of our correspondents. We also provide investment banking and advisory services to governments, public companies and private companies, including underwriting private and public debt and equity securities. In addition, we believe that we are one of the largest brokers of federally insured certificates of deposit participations in the United States. To support many of these activities, we produce research on a select group of companies with an emphasis in small capitalization, emerging and start-up companies located primarily in the upper midwest.

     Our history began in 1980 with the incorporation of Miller Securities, a specialized municipal bond firm. Miller Securities eventually broadened its business to include a variety of financial services, including securities clearing, and changed its name to Miller, Johnson & Kuehn, Incorporated. MJK Holdings, Inc. ("MJKH") was formed in June 1997 as a holding company for MJK and MJK's clearing division. On July 7, 1999, then privately-owned MJKH and publicly-held NM Holdings, Inc. completed a merger whereby MJKH became a wholly-owned subsidiary of NM Holdings, Inc. The surviving entity changed its name to Stockwalk.com Group, Inc., and is today the ultimate holding company of MJK, MJK Capital Corporation, MJKH, MJK Management Services, Inc., Stockwalk.com and Arnold Securities, Inc. MJK, Stockwalk.com and Arnold Securities, Inc. are registered as broker-dealers with the SEC and are members of the NASD. Our common stock is listed on the Nasdaq NMS under the symbol "STOK."

     In September 1999, following the creation of Stockwalk.com Group, Inc., we launched Stockwalk.com as a direct-to-consumer online brokerage service. This online brokerage product utilizes our expertise in traditional securities brokerage and clearing, where we have provided online transaction services to our correspondents since 1997. Our online business is intended to take advantage of the technological changes occurring in the securities industry. We believe that investor acceptance of online brokerage firms will continue to increase. Additionally, although we have recently seen some success by large online brokerage firms, we believe that online investing has yet to penetrate the mass market. To capture a portion of this market, we are pursuing a strategy of offering online bank service providers, financial institutions, and affinity groups and Internet portals a turn-key online brokerage service. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers and members. These entities can use their existing websites to allow their customers and members direct access to the Stockwalk.com online trading service.

OUR INDUSTRY

     The securities brokerage industry is undergoing dramatic change. Loosened restrictions on relationships between financial institutions and broker-dealers are leading to increased competition and consolidation in the industry. Consequently, the industry is seeing increased consolidation among firms as they strive to maintain a competitive advantage in an industry represented by an estimated 60 to 80 million online and traditional brokerage accounts in October 1999.

     The increased presence of the Internet is also affecting the securities industry as online trading of securities continues to gain acceptance among investors. This online trading growth is evidenced by the fact that from 1997 to 1999, the number of online trading accounts grew from approximately 4 million to approximately 13 million. This number of online accounts translated to approximately $900 billion worth of assets held in online accounts at the end of 1999. Industry experts predict that by the year 2003, more than $3 trillion in assets will be held in over 20 million online accounts. The Internet is one of the primary methods by which investors have taken control of their own portfolios. We believe that brokerage firms that are able to provide online trading services to their customers as well as continue to provide traditional full service brokerage services, particularly in areas not well suited to Internet transactions, will be poised to capitalize on the changes occurring in the securities industry.

PRODUCTS & SERVICES

ONLINE DIVISION (STOCKWALK.COM)

     We launched Stockwalk.com, our online division, in September 1999. While not providing investment advice, Stockwalk.com offers a secure online brokerage service that provides order placement, portfolio tracking and related market information, news and other information to investors 24 hours a day, seven days a week, by means of the Internet and telephone. We plan to adapt our technology to other areas of electronic commerce, such as processing of bond and certificate of deposit transactions, insurance transactions, and electronic cash transfers.

     When we started Stockwalk.com, we launched a regional advertising campaign in the Minneapolis-St. Paul area to create name recognition in that market and acquired two discount and online brokerage firms to provide an initial customer account base. Our October 1999 acquisition of Arnold Securities, Inc. resulted in the addition of approximately 12,000 accounts. Our November 1999 acquisition of M.One Investment Securities, Inc. provided us with approximately 5,000 accounts, the majority of which are held by members of the Asian-American community, and a website specifically tailored to the Asian-American community in that it utilizes several Chinese languages.

     Most of Stockwalk.com's customers are individuals with traditional retail accounts. As of March 31, 2000, Stockwalk.com had approximately 14,000 customer accounts. Monthly transactions increased from approximately 3,200 in October 1999 to approximately 33,000 in March 2000. A customer may open an account with a minimum of $2,000 but, from time-to-time, the minimum deposit and transaction fees have been reduced or waived for promotional purposes. Currently, Stockwalk.com charges a flat fee of $18.95 per trade regardless of the size of the trade.

     Stockwalk.com intends to focus its marketing efforts on online bank service providers, financial institutions and members of affinity groups and Internet portals. Stockwalk.com's private label product allows the financial institution or affinity group or Internet portal to give its customers or members access to Stockwalk.com's online brokerage services through the financial institution's or affinity group's or Internet portal's website. This allows the client to simply add Stockwalk.com to the variety of online services it offers to its customers. As of April 2000, we have agreements with approximately 11 online bank service providers, such as Digital Insight Corporation, Regency Systems, Inc., Digital Visions, Inc. (now Netzee, Inc.), Open Solutions, Inc. and Cavion.com. We also have direct agreements with 11 financial institutions, including Community Savings Bank, Arkansas National Bank and Capital Bank. Finally, we have agreements with two affinity groups and Internet portals. All of these organizations have agreed to market a private label version of our online brokerage services to their clients. In total, all of these agreements provide Stockwalk.com with exposure to approximately 4,100 financial institutions, affinity groups and Internet portals serving approximately 4 million customers. We expect that we will capture a small percentage of these customers for our own website, which would increase our customer base. Generally, Stockwalk.com pays the financial institution a per transaction fee, and it pays portals or affinity groups a flat fee for each order.

     Our agreement with Telescan, Inc., entered into in March 2000, will serve to greatly enhance the online content we offer to our customers. Telescan provides financial Internet content to many of the nation's largest financial services and media companies, including America Online, American Express, Fidelity Investments, Forbes, GlobalNetFinancial, NBC and Fortune. Under our agreement with Telescan, we may private label Telescan's financial analytical tools with our online brokerage website. Thus, along with an online trading capability, financial institutions and affinity groups and Internet portals using our private label program will be able to offer their clients data, news and analysis tools for stocks, mutual funds and portfolios, educational tools, discussion groups, portfolio management tools, research and analysis, charts, technical analysis, market commentary and investment newsletters. Our agreement with Telescan may also provide us with access to other financial websites and Internet portals. Finally, we purchased a three-year renewable license from Telescan to private label the content of its WallStreetCity.com website on an exclusive basis to certain banks with less than $10 million in assets and to all but the largest 150 broker-dealers in the United States. With respect to the largest 150 broker-dealers, we purchased a non-exclusive license to private label this same content, provided that we first obtain Telescan's prior approval on a case-by-case basis. As a part of this agreement, Telescan made a substantial investment in our company by purchasing 309,000 shares of our common stock, along with 30,900 warrants to purchase our common stock, for approximately $2.3 million, of which approximately $1,750,000 was applied to eliminate obligations related to the license. We utilized the remaining amount to finalize the acquisition of the license.

     Northwest Airlines recently agreed to allow Stockwalk.com to place dedicated terminals in Northwest Airlines WorldClubs for a 90-day trial period. During the trial period, the terminals will be placed in Northwest's hub markets of Minneapolis, Detroit and Memphis. WorldClubs members will be able to obtain investment and market information and may also open up a Stockwalk.com account online and trade securities from the terminals. Following the trial period, together with Northwest, we will determine whether to place the terminals in additional WorldClub locations.

     Stockwalk.com's computer center is located at our headquarters in Minneapolis. All of our servers are leased from or housed at Digital Island, Inc. under an agreement whereby Digital Island provides turn-key maintenance of our servers that route all of our transaction traffic. Our trading software systems are provided by Automated Financial Systems, Inc. in New York, New York. This system manages all of our securities trading activity. The software applications for our website are proprietary to Stockwalk.com and are designed to efficiently interface with MJK's clearing systems. Stockwalk.com employed 82 persons as of March 31, 2000. Stockwalk.com has offices in Golden Valley and Minneapolis, Minnesota; and San Francisco and Fremont, California.

FULL SERVICE BROKERAGE DIVISION

     Our full service brokerage business is conducted through MJK and includes retail brokerage, trading, investment banking, research and clearing activities. The division offers services to clients in the following four areas:

     - investment advice for individuals and institutions;

     - financial advisory and underwriting services to governments in the upper midwest;

     - investment banking assistance to start-up and early stage regional companies to access capital; and

     - resale of bank and thrift certificates of deposit.

     At March 31, 2000, MJK employed approximately 160 licensed sales representatives in nine offices located in Golden Valley, Minneapolis and St. Paul, Minnesota; Clearwater, Florida; Dallas and Houston, Texas; Scottsdale, Arizona; Chicago, Illinois; and La Jolla, California. MJK currently has approximately 40,000 active accounts. For the year ended March 31, 2000, the division transacted an average of 3,665 trades per day. The average size of each account is approximately $60,000.

     We are a self-clearing firm, providing transaction clearing services for MJK and Stockwalk.com clients, as well as for the clients of approximately 50 correspondent brokerage firms. As a clearing agent, we provide transaction execution, account maintenance and record keeping services. Securities Industries Software Corporation, a division of ADP, maintains our back office system. We also contract with other vendors to produce, batch and mail our confirmations and customer reports. We also extend credit to customers clearing through MJK. Our correspondent brokerage firms are responsible to us for all transactions in their customer accounts. We also lend securities to other firms and customers.

     MJK is a dealer in corporate equity and corporate and governmental fixed income securities and recognizes profits or losses on transactions in, or fluctuations in, the value of securities held in inventory. We have established internal guidelines which are periodically reviewed, limiting the size and risk of inventories maintained. Additionally, MJK presently serves as a market maker for approximately 60 Nasdaq companies. Many of these companies have been clients of our investment banking group or are covered by our research analysts. As a market maker we publish bid and ask prices for the securities in which we make markets. We publish prices on our inventory of taxable and non-taxable municipal bond issues and bid on municipal bond issues in the inter-dealer market.

     As a securities broker, MJK acts as an agent in the purchase and sale of securities, options, commodities and futures contracts traded on various securities and commodities exchanges or in the over-the-counter market. MJK charges a brokerage commission when acting as agent for the purchaser or seller of a security. If the security is listed on an exchange, the transaction is generally effected through a floor broker who is unaffiliated with MJK. If the security is traded in the over-the-counter market, transactions are generally effected with a market maker in the security. In addition to the foregoing, MJK earns commissions from transactions involving various other financial products. Individual investors are the primary source of MJK's commission business.

     We derive a significant portion of our revenue from interest income, the major portion of which relates to customer balances. We effect customers' transactions on either a cash or margin basis. Purchases on a cash basis require full payment by the designated settlement date, generally the third business day following the transaction date, except in the case of options, which settle the day following the transaction. When a purchase is made on a margin basis, MJK extends credit to the customer for a portion of the purchase price. The amount of the loan is subject to margin regulations of the Federal Reserve Board and the internal policies of MJK, which are generally more stringent than applicable regulations. Interest is charged at a floating rate on amounts borrowed by customers to finance purchases on margin. The rate charged is dependent on the average net debit balance in the customers' accounts and the activity level in the accounts. As of March 31, 2000, our customers' aggregate margin debt was approximately $216 million. This indebtedness was secured by customer securities positions with a market value of approximately $1.0 billion at that date.

     Customers will at times accumulate credit balances in their accounts. Such balances result from payment of dividends, interest or principal on securities held for such customers, from funds received in connection with sales of a customer's securities and from cash deposits made by customers pending investment. Pending investment of such funds or reimbursement upon the customer's request, MJK pays interest on these credit balances. MJK uses available credit balances to lend funds to customers purchasing securities on margin. Excess customer credit balances are invested in short-term securities in accordance with applicable regulations and are segregated for the exclusive benefit of customers. MJK generates net interest income from the positive interest rate spread between the rate earned from margin lending and alternative short-term investments and the rate paid on customer credit balances.

     Our investment banking group consists of a total of seven public finance and corporate finance professionals. The investment banking department generates income primarily from fees which are frequently based on the amount of capital raised, but may include equity participation through the receipt of warrants. The public finance division also includes an originations group and a fiscal advisory group. The originations group participates in underwriting activities while the fiscal advisory group provides independent advice to our public sector clients.

     Our originations group concentrates primarily on revenue bond issues, many of which are conduit issues where a municipality lends its name to provide tax-exempt status to qualifying projects. Our underwriting areas include 501(c)(3) nonprofit healthcare projects, housing projects, industrial revenue bond projects and school facilities. According to statistics compiled by Securities Data Corporation, from April 1, 1999, to March 31, 2000, our originations group underwrote and acted as lead manager on 158 municipal bond issues worth approximately $306.1 million, ranking us 63rd in the United States.

     Our fiscal advisory group advises municipalities on the structure and terms of bond financings, particularly general obligation bond issues, throughout the upper mid-western United States. The fiscal advisory group also acts as advisor on municipal issues sold by competitive bid. According to Securities Data Corporation, in 1999, the group served as advisor on 34 municipal issues worth approximately $56.9 million. For the year ended March 31, 1999, we originated approximately $318 million in tax-exempt and taxable municipal debt offerings.

     Our corporate finance group assists small and emerging companies, including start-ups, in raising capital from both public and private sources. The group focuses on companies in the upper midwest. It provides financial advisory services, manages or co-manages public offerings of equity and debt, and arranges private placement of securities.

     For the year ended March 31, 2000, we placed approximately $21 million in offerings of equity securities of ten emerging companies. In 1999, we raised approximately $20 million in capital for 11 companies; in 1998, we raised $10.4 million in capital for four companies; and in 1997, we raised $6.8 million in capital for three companies. In private placements, we typically raise between one and five million dollars per transaction. Prior to 1999, a majority of our transactions were in the medical devices and technology industry. However, of the four transactions completed in 1999, two were in the medical device and technology area, one was in consumer products, and one was in the high technology/ Internet industry.

     We also maintain a research department that provides analysis, investment recommendations and market information on emerging growth companies. As of March 31, 2000, we employed five research analysts covering approximately 20 companies. We also supplement internal research with research products from independent organizations.

OUR STRATEGY

     Our strategy is to expand our Stockwalk.com online trading business while continuing to offer and expand our full service brokerage business to complement our online business. Additionally, our online brokerage growth strategy is to offer a turn-key online brokerage service to financial institutions and affinity groups and Internet portals. This service, which we call our private label program, provides small to medium-sized financial institutions and affinity groups and Internet portals an additional product for their customers or members. To date, we have focused on strategic alliances with online bank service providers, small to medium-sized financial institutions and affinity groups and other Internet portals. We hope to capitalize on all of these organizations' pre-existing client relationships. Financial institutions and affinity groups and Internet portals can offer our Stockwalk.com online brokerage services to their clients and members without incurring the large capital costs associated with developing in-house technology. These financial institutions and groups have the option of marketing the online brokerage service as "Stockwalk.com" or to private label the product under their own names. A stand-alone "Stockwalk.com" service is also available.

     We plan to continue making strategic acquisitions of brokerage firms and companies with technologies or businesses to complement our traditional and online brokerage divisions. We will pursue three different types of firms in our acquisition strategy:

     - Online and traditional brokerage firms -- We intend to target online brokerage firms as well as traditional brokerage firms that have not made any significant commitment to the Internet. An ideal acquisition candidate will not be self-clearing, will possess a broad and active account base, substantial credit and debit balances, and will require the technology that a self-clearing firm can provide.

     - Niche brokerage firms -- We plan to take advantage of unique opportunities to establish a position in niche markets. Our first such acquisition involved the purchase of M.One Investment Securities, Inc., a company whose customer base is almost entirely Chinese-American. This demographic group is particularly attractive because 55% of Asian-Americans own computers. Our purchase of M.One was the first step in targeting Asian-American investors. We are also discussing private label opportunities with financial institutions that serve the Asian-American population.

     - Technology companies -- We intend to target companies whose technology strengthens our core competencies or whose unique technology is needed for us to retain a competitive edge. One such area is unique user interface technology. We will focus on technology that is robust, scalable and extendible so that features may be added quickly.

     We also plan to enter into strategic alliances to effectively private label the Stockwalk.com brand. The majority of these alliances will be with online bank service providers, small to medium-sized financial institutions and affinity groups and Internet portals, with the goal of pulling the financial institutions' customers and affinity group's and Internet portal's members through to the Stockwalk.com website. Our private label program will allow financial institutions and affinity groups and Internet portals to provide online brokerage services to their customers or members without having to make large capital expenditures to support online technology. At the same time, we believe that we will benefit from these relationships because we will gain exposure to a large number of potential customers without the use of expensive national advertising campaigns.

RECENT DEVELOPMENTS

     In March 2000, we completed a $11.7 million private placement, net of offering expenses, of approximately 1.6 million shares of our common stock. In this placement, each investor also received a three-year warrant to purchase one additional share of common stock at $10.00 per share for each ten shares purchased.

     Our license agreement with Telescan, Inc., completed in March 2000, allows us to private label Telescan's online financial analytical tools with our online brokerage services. Thus, both our direct customers and customers we obtain via our private label agreements will have access to sophisticated financial information. We also purchased a three-year renewable license to market and sub-license Telescan's system operation services on both an exclusive and non-exclusive basis to certain banks and broker-dealers. In connection with this license agreement, we issued Telescan 309,000 shares of our common stock at

$7.50 per share, along with warrants to purchase 30,900 shares at $10.00 per share. Approximately $1,750,000 of this amount was applied to eliminate obligations related to the license. A portion of these shares were allocated to full payment of monthly license service fees.

     In April 2000, we acquired the brokerage assets of Concord Services, LLC, a Chicago, Illinois, registered broker-dealer. Concord services approximately 1,100 primarily individual accounts holding assets of approximately $800 million. The entire purchase price is payable over a five-year period out of future commissions earned by us from transactions in the customer accounts acquired.

COMPETITION

     Our online brokerage services offer clients the opportunity to direct their own investing activity without our advice. We offer Internet and direct dial connections to clients, allowing them to directly place orders without the need for contact with a live broker. Representative competitors for online brokerage services include the following:

     - Ameritrade;

     - Charles Schwab & Co., Inc.;

     - DLJdirect Inc.; and

     - E*Trade Securities, Inc.

     We do not have the resources or market presence to compete directly with the major online brokerage firms. Therefore, we have chosen to focus our efforts on our private label business and thereby use online bank service providers, financial institutions and affinity groups and Internet portals to market our products to their customers and members.

     We also compete for investor funds with traditional brokerage firms. Traditional brokerage firms rely on a network of internal or affiliated brokers to solicit customer accounts, provide investment advice to clients, and execute transactions on their clients' behalf. Although there are many large national brokerage firms, such as Merrill Lynch and Morgan, Stanley Dean Witter, Discover & Company with which we compete, we more frequently encounter the following firms in the normal course of competing for traditional brokerage account funds:

     - American Express Service Corporation;

     - AG Edwards & Sons, Inc.;

     - Dain Rauscher Incorporated; and

     - U S Bancorp Piper Jaffray, Inc.

     At a local level our most intense competition is with other local securities firms, such as R.J. Steichen & Company, John G. Kinnard & Co. and Miller & Schroeder Financial, Inc. in the Minneapolis-St. Paul area. We not only compete with the above firms for customers, but also in recruiting sales personnel and in obtaining investment banking clients.

     We also face several competitors in the clearing business. Most of the competition for our clearing division business comes from the following companies:

     - Bear Stearns Securities Corp.;

     - Credit Suisse First Boston Corporation;

     - National Securities Corporation;

     - Southwest Securities, Inc.; and

     - U.S. Securities & Futures Corp.

All of these firms provide clearing services including the confirmation, receipt, settlement and delivery functions involved in securities transactions. Many of our clearing competitors are substantially larger than us and may be able to offer more favorable terms to their clearing customers.

REGULATION

     The securities industry is subject to comprehensive regulation by federal and state governments, the various securities exchanges and self-regulatory bodies. The regulations cover all aspects of the securities business including sales methods, trade practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital levels of securities firms, record keeping and the conduct of employees. Violations of these rules and regulations can result in censure, fines, suspensions and loss of the right to do business. We have been in compliance with such rules and regulations in all material respects.

UNIFORM NET CAPITAL RULE

     As broker-dealers and member firms of the NASD, MJK, Stockwalk.com and Arnold Securities are subject to the Uniform Net Capital Rule (the "Rule") promulgated by the SEC. The Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers. The Rule provides for two methods of computing net capital, and MJK has adopted what is generally referred to as the alternative method. Minimum net capital is defined under this method to be equal to 2% of customer debit balances, as defined. The NASD may also require a member organization to reduce its business if net capital is less than 5% of such aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends of its net capital is less than 5% of such aggregate debit items. In computing net capital, various adjustments are made to exclude assets which are not readily convertible into cash and to provide a conservative valuation of other assets such as a company's trading securities. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the SEC and other regulatory bodies and may ultimately require its liquidation. All three of our broker-dealer subsidiaries maintain compliance with net capital requirements.

EMPLOYEES

     As of March 31, 2000, we had approximately 367 full-time employees. Of these, 285 were employed by MJK, and 82 were employed by Stockwalk.com. None of our employees is represented by a collective bargaining unit.

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

PROPERTIES

     Our principal executive offices are located at 5500 Wayzata Boulevard, Minneapolis, Minnesota 55416 where we lease approximately 28,000 square feet of office space. The leases for these premises expire in March 2004. We also have leases for a total of approximately 32,000 square feet for our regional branch offices, with month-to-month leases or term leases terminating as late as February 2004. We are currently in negotiations to acquire additional space in our headquarter facility in Minneapolis. However, our existing facilities are adequate for the short-term future. As we outgrow our existing facilities, we believe that additional space can be timely obtained on acceptable terms.

LEGAL PROCEEDINGS

     Many aspects of our business involve substantial risks of liability, including exposure under federal and state securities laws in connection with the underwriting and distribution of securities. We do not presently maintain an errors and omissions insurance policy insuring us against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. Additionally, securities brokerage firms, including us, become parties to arbitrations brought by dissatisfied customers in the general course of business. At the present time, we are not a party to, nor is any property subject to, any pending legal proceedings, other than routine litigation or arbitration incidental to our business. We believe that we have good factual and legal defenses to pending proceedings, and we do not expect that losses related to any of these proceedings, in the aggregate, will be material.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

       NAME           AGE                       POSITION(S)
       ----           ---                       -----------
Eldon C. Miller...    59     Chief Executive Officer & Chairman of the Board
David B.              49     President & Director
  Johnson.........
Paul R. Kuehn.....    57     President of MJK and Director
Stanley D. Rahm...    68     Treasurer of MJK and Director
Robert J.             46     Chief Operating Officer
  Vosburgh........
Todd W. Miller....    36     Chief Financial Officer
Philip T.             40     Senior Vice President, General Counsel & Secretary
  Colton..........
Andrew R.             49     Chief Information & Technology Officer
  Guzman..........
Randy Nitzsche....    36     Chief Executive Officer of Stockwalk.com
Frank H. Lallos...    29     President of Stockwalk.com
Thomas Luing......    35     Executive Vice President of Stockwalk.com
N. Lee Wesley.....    59     Director
George E. Kline...    63     Director

     Eldon C. Miller founded Miller Securities, Inc., our predecessor, in December 1980. He has served as Chairman of the Board and as Chief Executive Officer since our inception. Prior to forming Miller Securities, Mr. Miller was a Vice President of Miller & Schroeder Municipals for more than seven years. Mr. Miller is a 1968 graduate of Stonier Graduate School of Banking at Rutgers University.

     David B. Johnson, our President, has served as Executive Vice President and as a Director of MJK since MJK purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Johnson served as Senior Vice President of McClees Investments, Inc. from January 1987 to June 1989. Prior to January 1987, Mr. Johnson acted as Senior Vice President of Miller Securities for more than five years.

     Paul R. Kuehn, Director, has served as President and Director of MJK since MJK purchased certain assets of McClees Investments, Inc. in July 1989. Mr. Kuehn served as President of McClees Investments, Inc. from February 1988 to July 1989. Prior to 1989, Mr. Kuehn was Senior Vice President of Marketing for Craig Hallum, Inc., a Minneapolis-based broker-dealer, for more than 17 years.

     Stanley D. Rahm, Director, has served as Treasurer and as a Director of MJK since inception in 1989. Prior to 1981, Mr. Rahm was a Vice President of Miller & Schroeder Municipals, Inc., a Minneapolis-based broker-dealer, for seven years.

     Robert J. Vosburgh joined us as Chief Operating Officer on August 1, 1999. He comes from Wells Fargo's (formerly Norwest Financial) Private Client Services Group, where he was Senior Vice President for the Twin Cities area. He also managed sales for the brokerage, portfolio management, trust and private banking operations. In addition, he led Norwest's Investments & Insurance merger team and held the post of Senior Vice President, Strategic Programs, for the Investments and Insurance group. Mr. Vosburgh's seven years at Norwest also included five years managing the institutional sales groups in Iowa and Nebraska. Mr. Vosburgh is a graduate of Iowa State University (Aerospace

Engineering) and completed his master's degree and Ph.D. coursework in Astronautical Engineering at the University of Tennessee.

     Todd W. Miller, Chief Financial Officer and Senior Vice President of MJK's clearing division, has been employed by Miller, Johnson & Kuehn, Inc. since 1982. He is responsible for founding MJK's clearing division. He was a member of the NASD's District 4 Business Conduct Committee from 1996 to 1998 and served as its Chairman during 1998. He is licensed by NASD as a Registered Representative (Series 7), General Securities Principal (Series 24) and Financial and Operations Principal (Series 27). Mr. Miller holds a CPA certificate from the State of Minnesota. He received his MBA and BS degrees from the University of Minnesota.

     Philip T. Colton became Senior Vice President and General Counsel to the Company in September 1999. Mr. Colton has served as Secretary of the Company and its various predecessors since January 1998. Mr. Colton graduated with honors from the University of Minnesota Law School in 1984, where he was a member and editor of the Minnesota Law Review. Mr. Colton also served as a law clerk to Justice Glenn E. Kelley of the Minnesota Supreme Court. For the previous 15 years, Mr. Colton practiced law at the Minneapolis law firm of Maun & Simon, PLC, principally in the areas of corporate finance, mergers and acquisitions, and securities and broker/dealer regulation.

     Andrew R. Guzman, Chief Information and Chief Technology Officer, joined us on September 1, 1999. He has more than 25 years of strategic, information technology consulting and senior management experience in the financial services industry. Mr. Guzman has managed the strategic planning, financial, technological and project-management activities of various firms, as well as the pursuit of new markets, joint ventures and alliances. He was employed by Olympic Financial (now Arcadia Financial) and other related financial services companies. Mr. Guzman earned a bachelor of arts degree in Political Science and the Sciences from Brown University. He also graduated from the University of Virginia (McIntire School of Commerce) Graduate School of Retail Bank Management.

     Randy Nitzsche, Chief Executive Officer of the online brokerage division (or Stockwalk.com), has been employed by MJK since 1994. Prior to 1999, he was a Vice President in the clearing division. His efforts led to significant growth in the number of correspondents serviced by MJK, from two in 1994 to approximately 50 today. Prior to his work at MJK, Mr. Nitzsche was employed by the Chicago Stock Exchange in a variety of roles, including product and sales management.

     Frank H. Lallos, President of Stockwalk.com, Inc., joined the Company in February 2000. Previously, he was a Senior Financial Services Analyst at Gomez Advisors, Inc. in Lincoln, Massachusetts. At Gomez, Mr. Lallos covered online brokerage and insurance companies and was one of the firm's personal finance domain experts. Prior to his tenure at Gomez Advisors, Mr. Lallos was Director of Finance for Fidelity Investments' customer marketing and development group. He holds a master's degree in business administration from the William E. Simon Graduate School of Business Administration at the University of Rochester (NY). He also holds a bachelor's degree in economics and political science from the same university. Additionally, he has a Chartered Financial Analyst (CFA) designation and is a member of the Phi Beta Kappa society.

     Thomas Luing, Executive Vice President of Stockwalk.com, Inc., joined the Company in May 1999. Prior to joining us, Mr. Luing was a Senior Vice President for Norwest

Investment Services, where he was in charge of Norwest Brokerage Direct, a unit he helped found. Prior to that, he was Senior Vice President in charge of Product Development for Packaged Products, Equities, Financial Planning, and Retirement Products. He was also previously the Chief Financial Officer for Norwest Brokerage Services, Inc. Mr. Luing has an MBA in strategic management from the Carlson School of Management at the University of Minnesota, and a Bachelor of Arts degree in financial economics and psychology from Gustavus Adolphus College.

     N. Lee Wesley, Director, has been a private investor in real estate and securities for more than five years. He is the general partner of Standard Mill Limited Partnership, the owner of the Whitney Hotel, a 97 room luxury hotel located in Minneapolis, Minnesota. He was formerly the Vice-Chairman of Wesley-Jesson, Inc., a contact lens company, and is currently a director of the National Eye Research Foundation. Mr. Wesley has a Doctor of Ministry from the Chicago Theological Seminary, an MBA from the University of Chicago and a Bachelor of Science degree in industrial engineering from the University of Michigan.

     George E. Kline, Director, is a private investor. Mr. Kline has more than 30 years of experience in venture capital related fields. He has been a director of more than 55 publicly owned companies, and an investor in over 160 companies. During this period, he has conducted many of his activities through his business, Venture Management. Through Venture Management, Mr. Kline has assisted companies in the areas of raising private investment capital, negotiating and arranging public and private stock offerings, bank term loans and lines of credit, merger and acquisition activity, and internal management consulting on financial matters.

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

                        DESCRIPTION OF CONVERTIBLE NOTES

     The Convertible Notes will be issued under an Indenture between us and Firstar Minnesota Bank, N.A. as Trustee. The following summaries of key provisions of the Indenture are not complete. Potential buyers of the Convertible Notes should read the Indenture because it and not this summary description defines the rights of holders of the Convertible Notes. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The Convertible Notes are our general obligations, subordinate in right of payment to other obligations of the Company as described under "Subordination." The total principal amount of Convertible Notes will be limited to $30 million ($34.5 million if the underwriters' over-allotment option is exercised in full) and will mature on July 15, 2005.

     The Indenture does not contain any financial covenants or any restrictions on our payment of dividends, incurrence of Senior Debt or issuance or repurchase of securities. The Indenture contains no covenants or other provisions to afford protection to holders of the Convertible Notes in the event of a highly leveraged transaction or a change in control of our company, except to the extent described under "Repurchase at Option of Holders upon a Change of Control."

     The Convertible Notes will bear interest at the rate shown on the front
cover of this prospectus from (1)              , 2000 or (2) the most recent
interest payment date to which interest has been paid or provided for. Interest is payable semi-annually on July 15 and January 15 of each year, commencing January 15, 2001 until the principal amount is paid or made available for payment. Interest will be paid to the person or entity in whose name the Convertible Note is registered at the close of business on the January 1 and July 1 next preceding the Interest Payment Date. Interest on the Convertible Notes at such rate will be computed on the basis of a 360-day year, comprised of twelve 30-day months.

     You may convert the Convertible Notes into shares of common stock initially at the conversion rate stated on the front cover of this prospectus, subject to adjustment upon the occurrence of the events described under "Conversion Rights," at any time prior to the close of business on July 14, 2005, unless previously redeemed or repurchased.

     We may, at our option, redeem some or all of the Convertible Notes at any time on or after July 15, 2003, at the declining redemption prices listed under "Optional Redemption." Upon some specific kinds of change of control events relating to us, we are required to make an offer to purchase the Convertible Notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any, as described below under "Repurchase at Option of Holders Upon a Change of Control."

     The principal of, premium, if any, and interest on the Convertible Notes will be payable and the Convertible Notes may be surrendered for registration of transfer, exchange and conversion at the office or agency of the Trustee. In addition, we may at our option pay interest by check mailed to the address of the person or entity entitled thereto as it appears in the security register. See "Payment and Conversion." Payments, transfers, exchanges and conversions relating to beneficial interests in Convertible Notes issued in book-entry form will be subject to the procedures applicable to Global Convertible Notes described below.

     We will initially appoint the Trustee at its corporate trust office as our paying agent, transfer agent, registrar and conversion agent for the Convertible Notes. In such capacities, the Trustee will be responsible for, among other things:

          (1) maintaining a record of the aggregate holdings of Convertible Notes represented by the Global Convertible Notes and accepting Convertible Notes for exchange and registration of transfer;

          (2) ensuring that payments of principal, premium (if any) and interest received from us by the Trustee in respect of the Convertible Notes are duly paid to The Depository Trust Company ("DTC") or its nominees;

          (3) transmitting to us any notices from holders of the Convertible Notes;

          (4) accepting conversion notices and related documents and transmitting the relevant items to us; and

          (5) delivering certificates for common stock issued upon conversion of the Convertible Notes.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Convertible Notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Convertible Notes sold in the offering will be issued only against payment therefor in immediately available funds.

     The Convertible Notes initially will be represented by one or more Convertible Notes in registered, global form without interest coupons (collectively, the "Global Convertible Notes" or "Global Convertible Note"). The Global Convertible Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in the Global Convertible Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Except as set forth below, the Global Convertible Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange beneficial interests in the Global Convertible Notes for Convertible Notes in certificated form except in the limited circumstances described below under "Exchanges of Book-Entry Convertible Notes for Certificated Convertible Notes."

     We will not charge a service charge for registration of transfer or exchange of Convertible Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

EXCHANGES OF BOOK-ENTRY CONVERTIBLE NOTES FOR CERTIFICATED CONVERTIBLE NOTES

     You may not exchange a beneficial interest in a Global Convertible Note for a Convertible Note in certificated form unless:

          (1) DTC either notifies us that it is unwilling or unable to continue as depositary for the Global Convertible Note or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we then fail to appoint a successor depositary;

          (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Convertible Notes in certificated form; or

          (3) there shall have occurred and be continuing an event of default or any event which after notice or lapse of time or both would be an event of default with respect to the Convertible Notes.

     In all cases, certificated Convertible Notes delivered in exchange for any Global Convertible Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL CONVERTIBLE NOTES

     The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC's control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised us that it is

          (1) a limited purpose trust company organized under the laws of the State of New York;

          (2) a member of the Federal Reserve System;

          (3) a "clearing corporation" within the meaning of the Uniform Commercial Code; and

          (4) a "Clearing Agency" registered pursuant to the provisions of
     Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised us that its current practice, upon the issuance of a Global Convertible Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Convertible Note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Convertible Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL CONVERTIBLE NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE CONVERTIBLE NOTES REPRESENTED BY SUCH GLOBAL CONVERTIBLE NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE CONVERTIBLE NOTES. Except in the limited circumstances described above under "Exchanges of Book-Entry Convertible Notes for Certificated Convertible Notes," owners of beneficial interests in a Global Convertible Note will not be entitled to have any portions of such Global Convertible Note registered in their names, will not receive or be entitled to receive physical delivery of Convertible Notes in definitive form and will not be considered the owners or holders of the Global Convertible Note (or any Convertible Notes represented thereby) under the Indenture or the Convertible Notes.

     Investors may hold their interests in the Global Convertible Note directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a Global Convertible Note will be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Convertible Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which, in turn, act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Convertible Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on the Convertible Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Convertible Note. We, the Trustee and our agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Convertible Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Convertible Note representing any Convertible Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Convertible Note for such Convertible Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Convertible Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Interests in the Global Convertible Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests therefore will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of Convertible Notes (including the presentation of Convertible Notes for exchange as described below and the conversion of Convertible Notes) only at the direction of one or more participants to whose account with DTC interests in the Global Subordinated Notes are credited and only in respect of such portion of the aggregate principal amount of the Convertible Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Convertible Notes, DTC reserves the right to exchange the Global Convertible Notes for Convertible Notes in certificated form, and to distribute such Convertible Notes to its participants.

     We, the Trustee and our agents will not have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Convertible Notes.

PAYMENT AND CONVERSION

     The principal of the Convertible Notes will be payable in U.S. dollars, against surrender thereof at the office or agency of the Trustee. Payment of interest on a Convertible Note may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register.

     Any payment on a Convertible Note due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close.

     Convertible Notes may be surrendered for conversion at our office or agency in New York, New York, at any other office or agency we maintain for such purpose. In the case of Global Convertible Notes, DTC will effect conversion upon notice from the holder of a beneficial interest in a Global Convertible
Note in accordance with its rules and procedures. Convertible Notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described below under "Conversion Rights."

CONVERSION RIGHTS

     The holder of any Convertible Note will have the right, at the holder's option, to convert any portion of the principal amount of a Convertible Note that is an integral multiple of $1,000 into shares of common stock, unless previously redeemed or repurchased, at a conversion rate equal to the number of shares per $1,000 principal amount of Convertible Notes shown on the front cover of this prospectus (the "Conversion

Rate"), subject to adjustment as described below under "Anti-Dilution Adjustments." The right to convert a Convertible Note called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for such Convertible Note, unless we default in making the payment due upon redemption or repurchase, as the case may be.

     The right of conversion attaching to any Convertible Note may be exercised by the holder by delivering the Convertible Note at our office or agency in New York, New York, at any other office or agency we maintain for such purpose and at the office or agency of any additional conversion agent appointed by us, accompanied by a duly signed and completed notice of conversion. The Trustee or any conversion agent will provide you with a copy of the notice of conversion. The conversion date will be the date on which the Convertible Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share or, at our option, rounded up to the next whole number of shares. The Trustee will send such certificate to the Conversion Agent for delivery to the holder. Such shares of common stock issuable upon conversion of the Convertible Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will also rank pari passu with the other shares of common stock outstanding from time to time.

     Holders that surrender Convertible Notes for conversion on a date that is not an interest payment date are not entitled to receive any interest for the period from the next preceding interest payment date to the date of conversion, except as described below. However, holders of Convertible Notes on a regular record date, including Convertible Notes surrendered for conversion after the regular record date, will receive the interest payable on such Convertible Notes on the next succeeding interest payment date. Accordingly, any Convertible Note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of Convertible Notes being surrendered for conversion; provided, however, that no such payment will be required upon the conversion of any Convertible Note (or portion thereof) that has been called for redemption or that is eligible to be delivered for repurchase if, as a result, the right to convert such Convertible Note would terminate during the period between such regular record date and the close of business on the next succeeding interest payment date.

     No other payment or adjustment for interest, or for any dividends in respect of common stock, will be made upon conversion. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. No fractional shares will be issued upon conversion. In lieu of fractional shares, we will calculate an appropriate amount to be paid in cash on the basis set forth in the Indenture or, at our option, round up to the next whole number of shares.

     A holder delivering a Convertible Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we will not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the Convertible Note. Certificates representing shares of common stock will not be issued or delivered unless the person requesting such issue has paid to us the amount of any such tax or duty or has established to our satisfaction that such tax or duty has been paid.

ANTI-DILUTION ADJUSTMENTS

     The Conversion Rate is subject to adjustment in certain events, including:

          (1) dividends (and other distributions) payable in common stock on shares of our capital stock;

          (2) the issuance to all holders of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price (determined as provided in the Indenture) of common stock as of the record date for holders entitled to receive such rights, options or warrants;

          (3) subdivisions, combinations and reclassifications of our common stock;

          (4) distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (1) and (2) above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies);

          (5) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of common stock in an aggregate amount that, combined together with (a) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the common stock and the number of shares of common stock then outstanding) on the record date for such distribution; and

          (6) the successful completion of a tender offer made by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price at such time, the aggregate amount of which, together with (a) any cash and other consideration in excess of the then current market price paid in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (1) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. We shall compute any adjustments to the conversion price and will give notice to the holders of any such adjustments.

     In case we consolidate or merge with or into another entity or another entity merges into us (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock), or in the case of any conveyance, sale, transfer or lease of all or substantially all of our properties and assets, each Convertible Note then outstanding will, without the consent of the holder of any Convertible Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, conveyance, lease or other transfer by a holder of the number of shares of common stock into which such Convertible Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Convertible Note was then convertible).

     We from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such increase, if our board of directors has made a determination that such increase would be in our best interests, which determination shall be conclusive. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the Conversion Price (as defined below) by 105% in connection with an event which otherwise would be a Change of Control.

     If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Convertible Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Convertible Notes. See "Certain Federal Tax Considerations."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Convertible Notes (including amounts payable on any redemption or repurchase) will be subordinated in right of payment to the extent set forth in the Indenture to the prior full and final payment of all of our Senior Debt. "Senior Debt" means the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts (including collection expenses, attorney's fees and late charges) owing with respect to, the following, whether direct or indirect, absolute or contingent, secured or unsecured, due or to become due, outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed:

          (1) our indebtedness for money borrowed or evidenced by bonds, notes or similar instruments;

          (2) our reimbursement obligations with respect to letters of credit, bankers' acceptances and similar facilities issued for our account;

          (3) every obligation we issue or assume as the deferred purchase price of property or services purchased by us, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business;

          (4) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

          (5) our obligations under interest rate and currency swaps, caps, floors, collars or similar arrangements intended to protect us against fluctuations in interest or currency exchange rates;

          (6) others' indebtedness of the kinds described in the preceding clauses (1) through (5) that we have assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly; and

          (7) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness or obligation described in the preceding clauses (1) through (6) whether or not there is any notice to or consent of the holders of Convertible Notes.

     Despite the above, the following will not constitute Senior Debt:

          (1) any particular indebtedness or obligation that we owe to any of our direct and indirect subsidiaries;

          (2) any indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than with proceeds of money borrowed); and

          (3) any particular indebtedness, deferral, renewal, extension or refunding if it is expressly stated in the governing terms or in the assumption thereof that the indebtedness involved is not senior in right of payment to the Convertible Notes or that such indebtedness is equal with or junior to the Convertible Notes.

     No payment on account of principal of or premium, if any, or interest on the Convertible Notes may be made if:

          (1) there shall have occurred and be continuing (a) a default in the payment of any Senior Debt or (b) any other default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof, provided that, in the case of this clause (b), such default shall not have been cured or waived or ceased to exist after written notice of such default shall have been given to us and the Trustee by any holder of Senior Debt, or

          (2) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default.

     Upon any acceleration of the principal due on the Convertible Notes or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on all Senior Debt must be paid in full before the holders of the Convertible Notes are entitled to receive any payment. By reason of such subordination, in the event of our insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than the holders of the Convertible Notes, and such subordination may result in a reduction or elimination of payments to the holders of the Convertible Notes. As of March 31, 2000, we had approximately $40 million of debt outstanding on a consolidated basis which would be entitled to payment prior to the Convertible Notes.

     In addition, the Convertible Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of our subsidiaries.

     The Indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION

     On or after July 15, 2003, we may redeem the Convertible Notes, in whole or in part at our option, upon not less than 30 nor more than 60 days' prior notice as provided under "Notices" below, at the redemption prices set forth below. Such redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on July 15 of the following years:

                           YEAR                               PRICE
                           ----                               -----
2003......................................................       %
2004......................................................       %
2005......................................................    100%

in each case together with accrued interest to the redemption date.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control (as defined below) occurs, each holder of Convertible Notes shall have the right, at the holder's option, to require us to repurchase all of such holder's Convertible Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date that is 45 days after the date of the Company Notice (as defined below), at a price in cash equal to 101% of the principal amount of the Convertible Notes to be repurchased, together with interest accrued to the repurchase date (the "Repurchase Price").

     We may, at our option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price by issuing shares of common stock. The number of shares of common stock tendered in payment shall be determined by dividing the Repurchase Price by the value of the common stock, which for this purpose shall be equal to 95% of the average of the closing sale prices of the common stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date. Such payment may not be made in common stock unless we satisfy certain conditions with respect thereto prior to the repurchase date as provided in the Indenture.

     On or before the 30th day after the occurrence of a Change of Control, we are obligated to give to all holders of the Convertible Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a holder of Convertible Notes must deliver on or before the fifth day prior to the repurchase date irrevocable written notice to the Trustee of the holder's exercise of such right, together with the Convertible Notes with respect to which the right is being exercised. After the Convertible Notes are issued, the following events will be deemed to be Changes in Control:

          (1) any entity's acquisition of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such entity to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any such acquisition by us or any of our employee benefit plans; or

          (2) our consolidation or merger with or into any other entity, any merger of another entity into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another entity (other than (a) any such transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock and pursuant to which holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving entity immediately after such transaction and (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity).

     A Change of Control will not be deemed to have occurred if the closing sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the date of the Change of Control or the date of public announcement of the Change of Control (in the case of a Change of Control under clause (1) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (2) above) equals or exceeds 105% of the Conversion Price of the Convertible Notes in effect on each such trading day.

     We may, to the extent permitted by applicable law, at any time purchase Convertible Notes in the open market or by tender at any price or by private agreement. Subject to certain limitations imposed by the underwriting agreement with the underwriters, any Convertible Note so purchased by us may be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Convertible Notes surrendered as aforesaid may not be reissued or resold and will be cancelled promptly.

     The foregoing provisions would not necessarily afford holders of the Convertible Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other entity or, directly or indirectly, convey, transfer, sell or lease all or substantially all of our properties and assets to any entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease all or substantially all of its properties and assets to us, unless:

          (1) the entity formed by such consolidation or into or with which we are merged or the entity to which our properties and assets are so conveyed, transferred, sold or leased, expressly assumes the due and punctual payment of the principal of and, premium, if any, and interest on the Convertible Notes and the performance of our other covenants under the Indenture and has provided for conversion rights as described above under "Conversion Rights"; provided that a transaction that results in us becoming a non-United States entity will be deemed to be a "Change of Control" for purposes of the holders' option to require us to repurchase the Convertible Notes described above;

          (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

          (3) we have provided to the Trustee an officer's certificate and opinion of counsel as provided in the Indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

          (1) our failure to pay principal of or premium, if any, on any Convertible Note when due, including our failure to purchase any Convertible Note when required upon a Change of Control, whether or not the subordination provisions of the Indenture prohibit such payment;

          (2) our failure to pay any interest on any Convertible Note when due, continuing for 30 days, whether or not the subordination provisions of the Indenture prohibit such payment;

          (3) our failure to provide notice of a Change of Control, whether or not the subordination provisions of the Indenture prohibit such payment;

          (4) our failure to perform any of our other material covenants in the Indenture, continuing for 60 days after the Trustee or the holders of at least 25% in aggregate principal amount of outstanding Convertible Notes give us written notice; and

          (5) certain events of our bankruptcy, insolvency or reorganization.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders have offered the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Convertible Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default specified in clause
(5) above) occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Convertible Notes may accelerate the maturity of all Convertible Notes. If an Event of Default specified in clause (5) occurs and is continuing, the principal of and any accrued interest on all of the Convertible Notes then outstanding will become due and payable immediately without any act on the part of the Trustee or any holder.

     At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration has been issued, the holders of a majority in aggregate principal amount of outstanding Convertible Notes may, under certain circumstances as set forth in the Indenture, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification, Amendments and Waiver."

     No holder of any Convertible Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Convertible Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Convertible Notes a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 90 days. However, such limitations do not apply to a suit instituted by a holder of a Convertible Note for the enforcement of payment of the principal of or premium, if any, or interest on such Convertible Note on or after the respective due dates expressed in such Convertible Note or of the right to convert such Convertible Note in accordance with the Indenture.

     We will be required to furnish to the Trustee annually a statement as to our performance of some of our obligations under the Indenture and as to any default in such performance.

MODIFICATION, AMENDMENTS AND WAIVER

     The Indenture will contain provisions permitting us and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders. Generally, modifications and amendments of the Indenture can only be made with the written consent of the holders of not less than a majority in principal amount of the Convertible Notes at the time outstanding. However, no such modification or amendment may, without the consent of the holder of each outstanding Convertible Note affected thereby,

          (1) change the stated maturity of the principal of, or any installment of interest on, any Convertible Note;

          (2) reduce the principal amount of any Convertible Note, or the premium, if any on any Convertible Note, or reduce the rate of interest on, any Convertible Note;

          (3) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Note;

          (4) impair the right to institute suit for the enforcement of any payment on or with respect to, or the right to convert, any Convertible Note;

          (5) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of our property and assets, adversely affect the right to convert Convertible Notes;

          (6) modify the subordination provisions in a manner adverse to the holders of the Convertible Notes;

          (7) reduce the above-stated percentage of aggregate principal amount of outstanding Convertible Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

          (8) waive a default or Event of Default in the payment of principal of, or premium, if any, on the Convertible Notes, other than a rescission of acceleration by holders of at least a majority in aggregate principal amount of the Convertible Notes and a waiver of the payment default resulting from the acceleration; or

          (9) amend any provision of the Indenture relating to waivers of past defaults or the rights of holders to receive payments of principal of or interest on the Convertible Notes.

     The holders of a majority in aggregate principal amount of outstanding Convertible Notes may waive our compliance with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding Convertible Notes may waive any past default by us under the Indenture, except a default in the payment of principal, premium, if any, or interest or a default in any covenant or provision which under the Indenture cannot be modified or amended without the consent of each holder of outstanding Convertible Notes.

NOTICES

     Notice to holders of the Convertible Notes will be given by mail to the addresses of such holders as they appear in the security register. Such notices will be deemed to have been given on the date of mailing of the notice.

     Notice of an optional redemption of Convertible Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the redemption date and the redemption price.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Convertible Notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

GOVERNING LAW

     The Indenture and the Convertible Notes will be governed by, and construed in accordance with, the laws of the State of Minnesota without regard to conflict of laws provisions.

THE TRUSTEE

     The Trustee for the holders of Convertible Notes issued under the Indenture will be Firstar Bank Minnesota, N.A.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax consequences, as of the date hereof, relating to the purchase, ownership and disposition of the Convertible Notes and of the common stock into which the Convertible Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service"), all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions.

     This summary deals only with holders that will hold the Convertible Notes and the common stock into which the Convertible Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code), and does not address all tax aspects that may be relevant to particular holders of the Convertible Notes and the common stock into which the Convertible Notes may be converted in light of their personal investment or tax circumstances, or to certain types of investors (including, individual retirement accounts and other tax-deferred accounts, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, holders holding the Convertible Notes as part of a hedge, straddle or conversation transaction, holders whose functional currency is not the United States dollar, or holders who are not United States Holders) subject to special treatment under the United States federal income tax laws. This summary discusses the tax considerations applicable to an initial purchaser of the Convertible Notes who purchases the Convertible Notes at their issue price in this offering and does not discuss the tax considerations applicable to subsequent purchasers of the Convertible Notes. Moreover, the effect of any applicable state, local or foreign tax law is not discussed.

     As used herein, the term "United States Holder" means a beneficial holder of Convertible Notes or common stock received on conversion of the Convertible Notes that is for United States federal income tax purposes a citizen or resident of the United States, a corporation, limited liability company or partnership organized under the laws of the United States or any political subdivisions thereof, an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON AN INVESTOR'S PARTICULAR SITUATION. INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Convertible Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

MANDATORY AND OPTIONAL REDEMPTION

     In the event of a change of control, we will be required to offer to redeem all of the Convertible Notes at a redemption price equal to 101% of their aggregate principal amount on the date of purchase. Under Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), computation of yield and maturity of the Convertible Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, payments on the Convertible Notes are significantly more likely than not to occur in accordance with the stated payment schedule of the Convertible Notes (which does not reflect a change in control). We believe, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that the Convertible Notes will be paid according to their stated schedule. Therefore, we will not take the redemption rights and obligations into account in determining the yield and maturity of the Convertible Notes.

     We may redeem the Convertible Notes, in whole or in part, at any time after July 15, 2003, at prices specified elsewhere herein, plus accrued and unpaid interest to the date of redemption. The OID Regulations contain rules for determining yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. We believe that we will not be presumed to redeem the Convertible Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Convertible Notes.

SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE NOTES

     Upon the sale, exchange or redemption of a Convertible Note (other than the conversion of a Convertible Note into common stock), a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash and the fair market value of any other property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Convertible Note. A United States Holder's adjusted tax basis in a Convertible Note generally will equal the cost of the Convertible Note to such holder. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Convertible Note is more than one year at the time of sale, exchange or redemption. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20%. The characterization of income as capital gain or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the Convertible Notes may change under certain circumstances. Section 305 of the Code and applicable Treasury Regulations provide that under certain circumstances, adjustments in the conversion price of convertible securities (including the failure to adjust the conversion rate) may be treated as a constructive distribution of stock taxable as a dividend (to the extent of our current or accumulated earnings and profits) if, as a result of such adjustment, the proportionate interest of the holder of such convertible security in the assets or earnings and profits of the issuer is increased. Adjustments in the conversion price (or the failure to make such adjustments) of the Convertible Notes may result in constructive distributions to United States Holders if, and to the extent that, the adjustment in the conversion price increases any such holder's proportionate interest in our assets or earnings and profits. Any such constructive distribution will be taxed as ordinary income (subject to a possible dividends-received deduction for corporate holders) to the extent of our current or accumulated earnings and profits.

CONVERSION OF THE CONVERTIBLE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Convertible Note into common stock except to the extent of cash, if any, received in lieu of a fractional share of common stock and for shares of common stock that are attributable to accrued interest not previously included in income. A holder's tax basis in the common stock received on conversion of a Convertible Note will be the same as such holder's adjusted tax basis in the Convertible Note at the time of conversion (reduced by any basis allocable to a fractional share interest for which cash is received), and the holding period for the common stock received on conversion will generally include the holding period of the Convertible Note converted. However, a holder's tax basis in shares of common stock considered attributable to any accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day following the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share. Accordingly, cash received in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DISTRIBUTIONS ON COMMON STOCK

     The gross amount of a distribution with respect to the common stock received upon a conversion of Convertible Notes will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such current or accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of a holder's adjusted tax basis in the common stock and then will be treated as a capital gain realized on the disposition of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such United States Holder's tax basis in such common stock.

     Subject to numerous limitations, to the extent distributions we make are treated as dividends, a United States Holder that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under Section 243 of the Code in an amount equal to 70% of such dividend (the "Dividends-Received-Deduction"). With respect to common stock considered to be "portfolio stock," as defined in Section 246A of the Code, the Dividends-Received-Deduction will be reduced to the extent that the common stock constitutes "debt financed portfolio stock." In addition, under certain circumstances, the receipt of a dividend on the common stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the common stock to be reduced by the "untaxed portion" of the dividend and could result in gain recognition pursuant to Section 1059 of the Code.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be subject to the rules relating to tax rates and holding periods discussed above under "-- Sale, Exchange or Redemption of the Convertible Notes." A United States Holder's basis and holding period in common stock received upon conversion of a Convertible Note are determined as discussed above under "-- Conversion of the Convertible Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments to certain non-corporate United States Holders of (i) principal and interest on a Convertible Note, (ii) dividends on Common Stock, (iii) proceeds of the sale of a Convertible Note and (iv) proceeds of the sale of Common Stock. In addition, a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, or (ii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the United States Holder to a refund, provided that the required information is furnished to the Service.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     We are currently authorized to issue an aggregate of 100,000,000 shares of capital stock, par value $.04 per share, of which 50,000,000 shares are designated as common stock. The remaining shares may be divided into classes and series as the Board of Directors may establish. As of March 31, 2000, 21,575,273 shares of our common stock were outstanding, and there were no other classes of shares outstanding.

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our shareholders, including the election of directors. Our Articles of Incorporation do not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are fully paid and nonassessable.

STOCK OPTIONS

     We have authorized up to 1,500,000 shares of common stock to be reserved for granting either nonqualified or incentive stock options to officers and key employees under our 1995 Long-Term Incentive and Stock Option Plan. As of March 31, 2000, options to purchase a total of 1,062,463 shares of common stock under this plan were granted and outstanding, of which 222,876 are currently exercisable.

     Under our 1996 Non-Employee Director Stock Option Plan, we have authorized up to 25,000 shares of common stock to be reserved for granting options. As of March 31, 2000, options to purchase a total of 5,625 shares of common stock under this plan were granted and outstanding.

WARRANTS

     In connection with private placements during the year ended March 2000, we issued warrants to purchase 189,980 shares of our common stock. The warrants are immediately exercisable at an initial price of $10.00 per share. An additional 124,278 warrants to purchase our common stock were issued in conjunction with various prior year debt and equity financing activities. All warrants are vested and expire between August 2000 and March 2003. Holders of the warrants are entitled to register the underlying shares in connection with certain registrations of shares proposed by us, unless the shares may otherwise be sold under Rule 144, or if the underwriter of the offering proposed by us is of the opinion that registration of such shares would have a significant adverse effect on the offering proposed by us. The underwriters have made such a determination in connection with the offering of the Convertible Notes if such rights are applicable to this offering. However, it is possible that these warrant shares may be sold in a future offering or under Rule 144.

MINNESOTA ANTI-TAKEOVER LAW

     We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless the control share acquisition is approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, cause the acquiring person to have voting power in the election of directors to exceed any one of the following thresholds of ownership: 20%, 33 1/3% or 50%. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

TRANSFER AGENT

     The transfer agent for our common stock is Norwest Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each of the underwriters named below, and each of such underwriters, for whom Southwest Securities, Inc., and Miller, Johnson & Kuehn, Incorporated are acting as representatives, has severally agreed to purchase from us the respective aggregate principal amount of Convertible Notes set forth opposite its name below:

                                                    PRINCIPAL AMOUNT
                  UNDERWRITER                           OF NOTES
                  -----------                      -------------------
Southwest Securities, Inc......................
Miller, Johnson & Kuehn, Incorporated..........

                                                       -----------
       Total...................................        $30,000,000
                                                       ===========

     Under the terms and conditions of the Underwriting Agreement, the underwriters are committed to take and pay for all of the Convertible Notes offered hereby, if any are taken.

     The underwriters propose to offer the Convertible Notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Convertible Notes. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of      % of the principal amount of the Convertible Notes to certain brokers and dealers. After the Convertible Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     We have granted the underwriters an option exercisable for 45 days after the date of this prospectus to purchase up to an aggregate of $4,500,000 principal amount of additional Convertible Notes to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of Convertible Notes to be purchased by each of them, as shown in the foregoing table, bears to the $30,000,000 principal amount of the Convertible Notes offered.

     Southwest Securities, Inc. will receive a financial advisory fee equal to 1% of the aggregate proceeds from this offering.

     One of the underwriters, Miller, Johnson & Kuehn, Incorporated, is our indirect wholly owned subsidiary. Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when an NASD member, such as Miller, Johnson & Kuehn, Incorporated, distributes the securities of an "affiliate," such as us. The rule requires that the minimum yield at which the Convertible Notes may be offered can be no lower than that recommended by a qualified independent underwriter. Southwest Securities, Inc. has advised us that this offering will comply with the applicable requirements of Rule 2720.

     We, our officers and directors and certain shareholders, have agreed, during the period beginning from the date of this prospectus and continuing to and including the date 120 days after the date of this prospectus, not to (1) offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock, any of our securities which are substantially similar to the Convertible Notes or which are convertible or exchangeable for securities which are substantially similar to the Convertible Notes (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this prospectus) or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our common stock, without the prior written consent of Southwest Securities, Inc., except for the Convertible Notes offered in connection with the offering.

     In connection with this offering, the underwriters may purchase and sell Convertible Notes and our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of our common stock or the Convertible Notes; and syndicate short positions involve the sale by the underwriters of a greater principal amount of Convertible Notes than they are required to purchase from us in this offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Convertible Notes sold in this offering for their account may be reclaimed by the syndicate if such Convertible Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of our common stock or the Convertible Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq NMS, in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     As permitted by Rule 103 of Regulation M under the Exchange Act, certain underwriters (and selling group members, if any) that are market makers ("passive market makers") in our common stock may make bids for or purchases of our common stock on the Nasdaq NMS until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such. Underwriters and selling group members are not required to engage in passive market making and may end passive market making activities at any time.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The legality of the Convertible Notes offered hereby is being passed upon for us by Maun & Simon, PLC, Minneapolis, Minnesota. Certain legal matters are being passed upon for the underwriters by Hughes & Luce, L.L.P., Dallas, Texas, who will rely as to matters of Minnesota law on the opinion of Maun & Simon, PLC.

                                    EXPERTS

     Our consolidated financial statements as of March 31, 1997, 1998 and 1999, included in this prospectus were audited by Ernst & Young LLP, Minneapolis, Minnesota, as stated in their reports appearing herein and are included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-22247).

    Form 10-KSB (NM Holdings, Inc.) for the year ended December 31, 1998. Form 10-QSB (NM Holdings, Inc.) for the quarter ended March 31, 1999. Form 8-K (NM Holdings, Inc.), filed on January 7, 1999.
    Form 8-K/A (NM Holdings, Inc.), filed on March 3,1999.
    Form 10-QSB for the three months ended June 30, 1999.
    Form 10-Q for the six months ended September 30, 1999.
    Form 10-Q for the nine months ended December 31, 1999.
    Form 8-K, filed on July 22, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

    Stockwalk.com Group, Inc.
    Suite 800
    5500 Wayzata Boulevard
    Minneapolis, Minnesota 55416
    (800) 537-7829

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors (MJK Holdings, Inc.).........     F-2
Report of Independent Auditors (Miller, Johnson & Kuehn,
  Incorporated).............................................     F-3
Statements of Financial Condition as of March 31, 1998 and
  1999......................................................     F-4
Statements of Income for the years ended March 31, 1997,
  1998 and 1999.............................................     F-5
Statements of Shareholders' Equity for the years ended March
  31, 1997, 1998 and 1999...................................     F-6
Statements of Cash Flows for the years ended March 31, 1997,
  1998 and 1999.............................................     F-7
Notes to Financial Statements...............................     F-8
Condensed Unaudited Statements of Financial Condition as of
  December 31, 1998 and 1999................................    F-20
Condensed Unaudited Statements of Income for the Nine Months
  Ended
  December 31, 1998 and 1999................................    F-21
Condensed Unaudited Statements of Cash Flows for the Nine
  Months Ended December 31, 1998 and 1999...................    F-22
Notes to Condensed Unaudited Financial Statements...........    F-23

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
MJK Holdings, Inc.

     We have audited the accompanying consolidated statements of financial condition of MJK Holdings, Inc. as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MJK Holdings, Inc. as of March 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

May 21, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Miller, Johnson & Kuehn, Incorporated

     We have audited the accompanying statements of income, shareholders' equity and cash flows of Miller, Johnson & Kuehn, Incorporated for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller, Johnson & Kuehn, Incorporated at March 31, 1997 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

May 15, 1997, except for Notes 17, 18 and 19, as to which the date is April 27, 1999

                               MJK HOLDINGS, INC.

                       STATEMENTS OF FINANCIAL CONDITION

                                                                 MARCH 31,
                                                        ----------------------------
                                                            1998            1999
                                                        ------------    ------------
ASSETS
Cash and cash equivalents...........................    $  3,282,884    $  3,200,661
Cash and investments segregated under federal and
  other regulations (primarily U.S. government
  obligations)......................................      95,646,109      73,130,503
Receivable from customers...........................     142,021,964     139,910,839
Receivable from brokers and dealers.................       6,183,230      69,616,726
Receivable from clearing organization...............         802,934         733,580
Trading securities owned, at market.................       3,486,824      15,265,814
Secured demand notes receivable, collateralized by
  securities........................................      10,475,000       9,675,000
Furniture, equipment and leasehold improvements,
  net...............................................       2,461,436       2,200,912
Other assets........................................       8,255,793       8,618,815
                                                        ------------    ------------
     Total assets...................................    $272,616,174    $322,352,850
                                                        ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings...............................    $ 12,000,000    $ 33,900,000
Payable to customers................................     194,225,936     203,313,836
Payable to brokers and dealers......................       4,998,591      43,388,593
Payable to clearing broker..........................      31,608,020       9,975,000
Trading securities sold but not yet purchased, at
  market............................................       4,193,405         812,212
Notes payable.......................................       5,252,521       4,538,114
Liabilities subordinated to claims of general
  creditors.........................................      10,475,000       9,675,000
Other liabilities...................................       8,504,443       9,738,951
                                                        ------------    ------------
     Total liabilities..............................     271,257,916     315,341,706
Shareholders' equity:
  Common Stock, $.01 par value:
     Authorized shares: 1999 -- 50,000,000; 1998 --
       50,000,000...................................
     Issued and outstanding shares:
       1999 -- 4,255,971; 1998 -- 4,255,971.........          42,560          42,560
  Preferred stock
     Authorized shares: 1999 -- 5,000,000; 1998 --
       5,000,000
     Issued and outstanding shares: 1999 -- 558,000;
       1998 -- 0....................................              --       4,380,300
  Paid-in capital...................................       2,539,966       2,539,966
  Retained earnings.................................      (1,224,268)         48,318
                                                        ------------    ------------
     Total shareholders' equity.....................       1,358,258       7,011,144
                                                        ------------    ------------
     Total liabilities and shareholders' equity.....    $272,616,174    $322,352,850
                                                        ============    ============

See accompanying notes.

                               MJK HOLDINGS, INC.
                              STATEMENTS OF INCOME

                                                    FISCAL YEAR ENDED MARCH 31,
                                             -----------------------------------------
                                                1997           1998           1999
                                             -----------    -----------    -----------
REVENUES:
  Trading profits..........................  $ 9,855,461    $10,634,085    $15,063,093
  Interest.................................    9,149,917     13,506,682     15,410,255
  Commissions..............................    3,930,256      9,039,869      9,888,209
  Investment banking.......................    7,716,272      9,656,221      8,388,876
  Clearing fees............................      785,213      1,902,345      3,105,376
  Other income.............................    1,170,199      2,353,385      3,734,514
                                             -----------    -----------    -----------
       Total revenues......................   32,607,318     47,092,587     55,590,323
EXPENSES:
  Employee compensation and benefits.......   17,736,553     25,950,355     26,986,849
  Clearing fees............................      749,812      1,474,517      2,890,129
  Occupancy and equipment..................    1,964,819      3,380,638      3,285,121
  Communication............................    2,298,041      3,937,930      5,251,422
  Interest.................................    7,427,375     11,027,386     11,805,926
  Other expense............................    2,206,915      3,145,029      3,113,290
                                             -----------    -----------    -----------
       Total expenses......................   32,383,515     48,915,855     53,332,737
                                             -----------    -----------    -----------
Income (loss) before income taxes..........      223,803     (1,823,268)     2,257,586
Income tax expense (benefit)...............       33,700       (599,000)       985,000
                                             -----------    -----------    -----------
Net income (loss)..........................  $   190,103    $(1,224,268)   $ 1,272,586
                                             ===========    ===========    ===========
Basic and diluted earnings per share.......        $0.05         $(0.29)         $0.30
Weighted average common shares
  outstanding..............................    4,195,795      4,255,971      4,255,971

See accompanying notes.

                               MJK HOLDINGS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                        PREFERRED     COMMON      PAID-IN       RETAINED
                                          STOCK        STOCK      CAPITAL       EARNINGS         TOTAL
                                        ----------    -------    ----------    -----------    -----------
Balance at March 31, 1996...........    $       --    $42,560    $1,226,981    $ 1,122,883    $ 2,392,424
  Issuance of common stock..........            --     2,092        130,948             --        133,040
  Redemption of common stock........            --    (2,092)       (60,663)       (70,286)      (133,041)
  Net income........................            --        --             --        190,103        190,103
                                        ----------    -------    ----------    -----------    -----------
Balance at March 31, 1997...........            --    42,560      1,297,266      1,242,700      2,582,526
  Exchange of Miller, Johnson &
     Kuehn, Inc. common stock for
     MJK Holdings, Inc. common
     stock..........................            --        --      1,242,700     (1,242,700)            --
  Net loss..........................            --        --             --     (1,224,268)    (1,224,268)
                                        ----------    -------    ----------    -----------    -----------
Balance at March 31, 1998...........            --    42,560      2,539,966     (1,224,268)     1,358,258
  Issuance of preferred stock.......     4,380,300        --             --             --      4,380,300
  Net income........................            --        --             --      1,272,586      1,272,586
                                        ----------    -------    ----------    -----------    -----------
Balance at March 31, 1999...........    $4,380,300    $42,560    $2,539,966    $    48,318    $ 7,011,144
                                        ==========    =======    ==========    ===========    ===========

See accompanying notes.

                               MJK HOLDINGS, INC.
                            STATEMENTS OF CASH FLOWS

                                                    FISCAL YEAR ENDED MARCH 31,
                                             ------------------------------------------
                                                 1997           1998           1999
                                             ------------   ------------   ------------
OPERATING ACTIVITIES
Net income (loss)..........................  $    190,103   $ (1,224,268)  $  1,272,586
Adjustments to reconcile net income (loss)
  to net cash (used in)/provided by
  operating activities:
  Depreciation and amortization............       418,315        919,191      1,013,913
  Changes in operating assets and
     liabilities:
     Cash and securities segregated under
       federal and other regulations.......    (5,473,867)   (60,772,242)    22,515,606
     Customer receivables and payables.....     7,019,666     35,621,774     11,199,025
     Broker and dealer receivables and
       payables............................   (19,134,560)      (190,464)   (25,043,494)
     Clearing organization receivables and
       payables............................    28,653,274        236,274    (21,563,666)
     Trading securities and securities sold
       but not yet purchased...............     4,909,592      9,724,080    (15,160,183)
       Other assets and liabilities........    (1,083,739)     5,103,662        763,238
                                             ------------   ------------   ------------
Net cash (used in)/provided by operating
  activities...............................    15,498,784    (10,581,993)   (25,002,975)
INVESTING ACTIVITIES
Acquisition of certain assets and
  assumption of certain liabilities of
  Private Brokers Clearing Corporation.....            --     15,400,448             --
Acquisition of certain assets and
  assumption of certain liabilities of
  Juran & Moody, Inc.......................    (9,629,020)            --             --
Increase in goodwill due to completion of
  acquisition of certain assets and
  assumption of certain liabilities of
  Juran & Moody, Inc.......................            --       (481,903)            --
Net purchases of furniture, equipment and
  leasehold improvements...................      (906,585)    (1,356,883)      (645,141)
                                             ------------   ------------   ------------
Net cash (used in)/provided by investing
  activities...............................   (10,535,605)    13,561,662       (645,141)
FINANCING ACTIVITIES
Increase (decrease) in short-term
  borrowings...............................    (4,900,000)    (5,000,000)    21,900,000
Issuance of notes payable..................     1,214,382      5,100,000             --
Payments on notes payable..................      (200,824)      (969,037)      (714,407)
Issuance of preferred stock................            --             --      4,380,300
Issuance of common stock...................       133,040             --             --
Redemption of common stock.................      (133,041)            --             --
                                             ------------   ------------   ------------
Net cash provided by/(used in) financing
  activities...............................    (3,886,443)      (869,037)    25,565,893
                                             ------------   ------------   ------------
Net (decrease) increase in cash and cash
  equivalents..............................     1,076,736      2,110,632        (82,223)
Cash and cash equivalents at beginning of
  year.....................................        95,516      1,172,252      3,282,884
                                             ------------   ------------   ------------
Cash and cash equivalents at end of year...  $  1,172,252   $  3,282,884   $  3,200,661
                                             ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid (received) during the year for:
  Interest.................................  $  7,458,652   $ 11,188,091   $ 11,297,207
                                             ------------   ------------   ------------
  Income taxes (refunds)...................  $    374,532   $     38,800   $   (373,407)
                                             ============   ============   ============

See accompanying notes.

                         NOTES TO FINANCIAL STATEMENTS
                                  MARCH, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     MJK Holdings, Inc. (MJKH) is the holding company of Miller, Johnson, & Kuehn, Incorporated (MJKI), MJKH's primary subsidiary, and two other wholly-owned subsidiaries whose activities are not significant to MJKH's financial information on a consolidated basis. MJKI is a securities broker-dealer headquartered in Minneapolis, Minnesota, with branch offices in Saint Paul, Minnesota; Scottsdale, Arizona; LaJolla, California; Clearwater, Florida; Chicago, Illinois; and Dallas and Houston, Texas. MJKI is a member of the National Association of Securities Dealers, Inc. (NASD), the Securities Investor Protection Corporation (SIPC) and the Chicago Stock Exchange. MJKI's primary business involves a combination of retail, principal and agency transactions along with corporate and public financing originations. In addition, MJKI provides a broad range of securities transaction processing services to other broker-dealers. MJKH and MJKI are hereinafter collectively referred to as the "Company."

BASIS OF PRESENTATION

     The consolidated financial statements as of and for the years ended March 31, 1999 and 1998 include the accounts of the MJKH and its subsidiaries. All subsidiaries are wholly owned, and all intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements as of and for the year ended March 31, 1998 are presented as if the June 9, 1997 exchange of MJKH shares for all of the outstanding shares of MJKI shares occurred on April 1, 1997. MJKH had no operations from April 1, 1997 to June 9, 1997. MJKI accounts represent substantially all of the consolidated financial statements as of and for the years ended March 31, 1999 and 1998.

     The financial statements for the year ended March 31, 1997 represent only the accounts of MJKI and are provided for comparative purposes. Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform to the 1999 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION AND SECURITIES TRANSACTIONS

     Purchases and sales of securities are recorded on a settlement date basis, which is generally the third business day following the transaction date. The impact of unsettled transactions on trading securities owned, trading securities sold but not yet purchased, and income, net of related expenses, is not material.

VALUATION OF FINANCIAL INSTRUMENTS

     Trading securities owned and trading securities sold but not yet purchased are carried at fair value. The fair values of the financial instruments are generally based on listed market prices. If listed market prices are not available, fair value is based on other relevant factors, including dealer price quotations.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the life of the lease.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, including reverse repurchase agreements, with a maturity of three months or less when purchased to be cash equivalents.

     Cash and cash equivalents of $73,130,503 and $95,646,109 were segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the SEC at March 31, 1999 and 1998, respectively. The cash and cash equivalents segregated in special reserve bank accounts included $8,730,200 and $4,000,000 of reverse repurchase agreements at March 31, 1999 and 1998, respectively.

INCOME TAXES

     Deferred income taxes are recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities. Recorded amounts relate primarily to net operating loss and tax credit carryforwards.

EARNINGS PER SHARE

     Basic earnings per share is based upon the weighted average number of common shares outstanding during the reporting period. Dilutive earnings per share take into account the dilutive effect, if any, of potential dilutive securities outstanding during the period.

2. ACCOUNTING CHANGES

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is effective for financial statements for periods beginning after December 15, 1997. This Statement requires financial and descriptive information about an entity's operating segments to be included in the annual financial statements.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for financial statements for periods beginning after June 15, 1999. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 is not expected to have a material impact on the Company.

3. BUSINESS COMBINATIONS AND INVESTING ACTIVITIES

     On March 25, 1999, the Company entered into an Agreement and Plan of Reorganization with NM Holdings, Inc. The merger transaction will be accounted for as a business combination utilizing the reverse acquisition method with the Company being the accounting acquirer. As such, the merger will be treated as an acquisition using the purchase method of accounting with no change in the recorded amount of the Company's assets and liabilities. The assets and liabilities of NM Holdings, Inc. that are acquired as a result of the merger will be recorded at their fair market values.

     In December 1997, the Company entered into clearing agreements with 16 former correspondents of Private Brokers Clearing Corporation ("PBCC"). At the same time, pursuant to an asset purchase agreement, the Company purchased certain assets of PBCC and PBCC transferred approximately $15,400,000 of net correspondents' deposits and correspondents' customer balances. In connection with these transactions, the Company assumed no other liabilities of PBCC.

     In January 1997, the Company acquired certain assets and assumed certain liabilities of Juran and Moody, Inc. (a regional broker-dealer and NASD member firm registered under state and federal securities laws) in exchange for approximately $9,629,000 in cash. The excess cost over fair value of the net assets acquired (goodwill) arising from this transaction is being amortized on a straight-line basis over a 15-year period.

4. BROKER, DEALER, AND CLEARING ORGANIZATION RECEIVABLES AND PAYABLES

     Broker, dealer, and clearing organization receivables and payables at March 31 consisted of the following:

                                                             1998           1999
                                                          -----------    -----------
Receivable from brokers and dealers...................    $ 1,831,030    $18,333,276
Receivable from clearing organization.................        802,934        733,580
Securities borrowed...................................      4,352,200     51,283,450
                                                          -----------    -----------
Total receivables.....................................    $ 6,986,164    $70,350,306
                                                          ===========    ===========
Payable to brokers and dealers........................    $ 2,871,258    $ 5,440,078
Payable to clearing broker............................     31,608,020      9,975,000
Payable to introducing brokers........................      1,941,933      2,398,315
Securities loaned.....................................        185,400     35,550,200
                                                          -----------    -----------
Total payables........................................    $36,606,611    $53,363,593
                                                          ===========    ===========

4. BROKER, DEALER, AND CLEARING ORGANIZATION RECEIVABLES AND PAYABLES
(CONTINUED)
     Broker, dealer, and clearing organization receivables and payables arise from securities transactions executed for customers or the Company. The receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit or receivable from customers or other brokers and dealers.

     Broker and dealer payables represent amounts due upon the receipt of securities. Should the broker, dealer, or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The market value of such securities at March 31, 1999 and 1998 approximates the amounts owed.

     Securities borrowed and securities loaned are stated in the statements of financial condition at the amounts of collateral advanced and received in connection with the transactions. The Company measures the fair value of the securities borrowed and loaned against the cash collateral on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

5. CUSTOMER RECEIVABLES, PAYABLES AND SECURITIES

     Receivables from and payables to customers arise from cash and margin transactions executed by the Company on behalf of its customers. Receivables are generally collateralized by securities with market values in excess of the amounts due. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements.

     The Company is required to maintain possession or control, as defined, of all fully paid securities and excess margin securities of customers. To the extent such control cannot be obtained from various counterparties, the Company may have to purchase or sell securities at prevailing market rates to obtain such possession or control.

     The Company pays interest on customers' free credit balances based on prevailing market rates.

6. REVERSE REPURCHASE AGREEMENTS

     Securities purchased under agreements to resell (reverse repurchase agreements) are recorded at the contract amount at which the securities will be subsequently resold plus accrued interest. These financial instruments are collateralized by U.S. government securities. It is the Company's policy to take possession of securities purchased under agreements to resell.

     The Company's agreements with third parties specify its rights to request additional collateral if the fair value of the underlying security, including accrued interest, decreases in comparison to the related receivable.

7. TRADING SECURITIES

     Trading securities owned and trading securities sold but not yet purchased at March 31 consisted of the following:

                                                              1998          1999
                                                           ----------    -----------
Owned:
  Corporate equities...................................    $1,843,086    $ 6,318,760
  State and municipal obligations......................     1,301,263      2,952,975
  U.S. government obligations..........................       342,475      5,989,367
  Corporate obligations................................            --          4,712
                                                           ----------    -----------
                                                           $3,486,824    $15,265,814
                                                           ==========    ===========
Sold but not yet purchased:
  Corporate equities...................................    $  121,409    $    40,236
  State and municipal obligations......................       454,344        147,996
  U.S. government obligations..........................     3,617,652        246,495
  Corporate obligations................................            --        377,485
                                                           ----------    -----------
                                                           $4,193,405    $   812,212
                                                           ==========    ===========

     The Company's trading securities sold but not yet purchased represent obligations of the Company to deliver a specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recorded in the statements of financial condition at March 31, 1999 and 1998.

8.  FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Furniture, equipment and leasehold improvements at March 31 consisted of the following:

                                                               1998          1999
                                                            ----------    ----------
Furniture and equipment.................................    $3,669,044    $4,216,512
Leasehold improvements..................................       534,004       631,677
                                                            ----------    ----------
                                                             4,203,048     4,848,189
Less accumulated depreciation and amortization..........     1,741,612     2,647,277
                                                            ----------    ----------
                                                            $2,461,436    $2,200,912
                                                            ==========    ==========

9.  FINANCING ARRANGEMENTS

     The Company had discretionary lines of credit totaling $60,000,000 at March 31, 1999 and 1998 which are secured by firm-owned securities, customer securities collateralizing liabilities subordinated to claims of general creditors and unpaid customer securities. These lines are payable on demand. Borrowings on the lines bear interest at various rates over the banks' cost of funds; such rates generally vary daily. The weighted average interest rates on the lines were 6.48% and 7.55% as of March 31, 1999 and 1998, respectively. As of March 31, 1999 and 1998, there were $26,100,000 and $48,000,000 available under these
lines of credit, respectively. The March 31, 1999 outstanding balances totaling $33,900,000 were collateralized by approximately $10,800,000 of firm-owned securities, $9,000,000 of customer securities collateralizing liabilities subordinated to claims of general creditors and $14,100,000 of unpaid customer securities. The March 31, 1998 outstanding balances totaling $12,000,000 were collateralized by approximately $3,500,000 of firm-owned securities and $10,475,000 of customer securities collateralizing liabilities subordinated to claims of general creditors. The lines of credit require the Company to comply with certain financial debt covenants. A compensating balance arrangement totaling $575,000 exists with respect to one of the Company's discretionary lines of credit.

     At March 31, 1999, the Company had a note payable of $3,600,000 which was secured by the Company's ownership interest in MJKI. The note bears an interest rate of the bank's reference rate unless the Company's investment account at the bank is less than the principal balance of the note. If the Company's investment account balance at the bank is less than the principal balance of the note, the note bears an interest rate of the bank's reference rate plus one-half of one percent. The interest rate on the note at March 31, 1999 was 7.75%. The note matures in installments through July 31, 2000.

     The Company also has various notes payable at March 31, 1999 and 1998 of $938,114 and $1,252,521, respectively, which were secured by all furniture and equipment. Borrowings bear interest at either a fixed rate or various rates over the bank's cost of funds; such rates generally vary daily. The interest rates ranged from 7.00% to 8.75% as of March 31, 1999 and 7.00% to 9.50% as of March 31, 1998. The notes mature at various dates through October 10, 2002.

     The Company's notes payable at March 31, 1999 mature as follows:

                   YEAR ENDING MARCH 31:
                   ---------------------
         2000...............................................    $  919,773
         2001...............................................     3,226,959
         2002...............................................       243,366
         2003...............................................       148,016
                                                                ----------
                                                                $4,538,114
                                                                ==========

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

     Liabilities subordinated to claims of general creditors at March 31, 1999 represent 36 secured demand notes receivable which are collateralized by securities with market values in excess of their respective face amounts. The notes bear interest at rates from 5.00% to 6.25% and mature as follows:

                   YEAR ENDING MARCH 31:
                   ---------------------
         2000...............................................    $2,850,000
         2001...............................................     6,075,000
         2002...............................................       750,000
                                                                ----------
                                                                $9,675,000
                                                                ==========

11. SHAREHOLDERS' EQUITY

COMMON STOCK

     The Company has authorization to issue up to 50,000,000 shares of common stock. On June 9, 1997, MJKH exchanged 4,255,971 shares of common stock for all of the issued and outstanding shares of common stock of MJKI. As a result, the Company became the sole shareholder of MJKI.

     During fiscal 1997, MJKI redeemed 209,182 shares of common stock from a shareholder and later reissued these shares to the remaining common stock shareholders on a pro rata basis.

PREFERRED STOCK

     The Company has authorization to issue up to 5,000,000 shares of preferred stock. In March 1999, the Company issued 558,000 shares of Series I Non-Voting Convertible Preferred Stock at $7.85 per share. The Series I Non-Voting Convertible Preferred Stock has no dividend rights and is convertible to common stock if the Company consolidates or merges with another company. The Company's Board of Directors may issue one or more series of preferred stock and fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, and redemption rights and terms of the preferred stock.

12. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 1999, the Company's net capital of $11,201,974 was 7% of aggregate debit balances and $7,996,849 in excess of required net capital. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.

     Under the provisions of financing arrangements entered into during fiscal 1998, the Company may not declare or pay dividends on any of its outstanding capital stock.

13. EMPLOYEE BENEFIT PLANS

     The Company has a qualified profit-sharing plan and a 401(k) plan, which cover all employees with six months of continuous employment who are at least 21 years old. Employees may contribute up to 10% of their compensation to the 401(k) plan. Employer contributions are made to the profit sharing plan at the discretion of the Company's Board of Directors. The Company contributed $100,000 to the profit-sharing plan in fiscal 1999. There were no contributions to the profit-sharing plan in fiscal years 1998 or 1997.

14. COMMITMENTS AND CONTINGENCIES

     The Company is obligated for the rental of office space, automobiles and equipment under noncancelable operating leases which expire at various dates from 1999 to 2005. The office lease includes escalation clauses for increases in taxes and operating expenses of the leased premises. Minimum annual rental payments under noncancelable leases in effect at March 31, 1999 are as follows:

                   YEAR ENDING MARCH 31:
                   ---------------------
  2000......................................................    $1,815,000
  2001......................................................     1,752,000
  2002......................................................     1,690,000
  2003......................................................     1,503,000
  2004......................................................       378,000
  Thereafter................................................       307,000
                                                                ----------
Total minimum future rental payments........................    $7,445,000
                                                                ==========

     Rent expense charged to operations under operating leases, including taxes and operating expenses of the leased premises, was approximately $1,648,000, $1,583,000 and $983,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

     The Company is involved in various litigation and arbitration matters arising in the normal course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company. During 1998, the Company expended approximately $150,000 to satisfy arbitration decisions and other amounts in defense of certain matters of litigation. No material amounts were expended in 1999 or 1997. The Company aggressively defends these matters to reduce the expected amount of related legal fees in future periods.

15. RELATED PARTY TRANSACTIONS

     Liabilities subordinated to claims of general creditors included two secured demand notes as of March 31, 1999 and 1998 entered into by shareholders of the Company. The notes totaled $600,000 and mature at various dates through 2001 and 1999 for 1999 and 1998, respectively. The notes are considered equity for the purpose of the net capital computation debt to debt/equity total computed in accordance with Rule 15c3-1(d).

     The Company also had $1,484,119 and $1,438,544 of notes receivable from employees which are included in other assets as of March 31, 1999 and 1998, respectively. The amounts consist of 33 and 24 notes which bear various interest rates and mature at various dates through 2003 at March 31, 1999 and 1998, respectively.

16. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of March 31 are as follows:

                                                                1998         1999
                                                              ---------    --------
Deferred tax assets:
  Amortization of leasehold improvements..................    $  41,756    $ 70,133
  Amortization of notes receivable........................       30,600      41,244
  Deferred rent...........................................       17,114      17,114
  Accrued bonuses.........................................           --      11,400
  Other...................................................        3,808          --
                                                              ---------    --------
                                                                 93,278     139,891
  Alternative minimum tax credit carryforwards............       12,499          --
  Net operating loss carryforwards........................      481,293     172,812
                                                              ---------    --------
                                                                493,792     172,812
                                                              ---------    --------
  Total deferred tax assets...............................      587,070     312,703
  Valuation allowance.....................................     (125,154)    (29,838)
                                                              ---------    --------
  Net deferred tax assets.................................    $ 461,916    $282,865
                                                              =========    ========

     The income tax expense (benefit) for the years ended March 31 included the following:

                                                      1997        1998         1999
                                                     -------    ---------    --------
Federal..........................................    $ 5,613    $(344,710)   $705,995
State............................................     25,513        5,000      99,954
Deferred.........................................      2,574     (259,290)    179,051
                                                     -------    ---------    --------
                                                     $33,700    $(599,000)   $985,000
                                                     =======    =========    ========

     Reconciliations of the provisions for income taxes and the amounts that would be computed using statutory federal income tax rates for the years ended March 31 are as follows:

                                                      1997        1998         1999
                                                    --------    ---------    --------
Tax at statutory rate...........................    $ 76,093    $(620,359)   $769,733
Tax-exempt interest, net of related expenses....     (64,211)     (30,828)     22,794
State taxes, net of federal tax benefit.........      16,839      (63,988)    128,683
Non-deductible life insurance...................      28,539       40,623      52,872
Non-deductible meals and entertainment..........      21,781       31,312      29,685
Change in valuation allowance...................     (47,658)          --     (95,316)
Other...........................................       2,317       44,240      76,549
                                                    --------    ---------    --------
                                                    $ 33,700    $(599,000)   $985,000
                                                    ========    =========    ========

     At March 31, 1999, the Company has a net operating loss (NOL) carryforward of approximately $432,000 for income tax purposes that expires in 2004. The utilization of the NOL carryforward is restricted under the provisions of
Section 382 of the Internal Revenue Code.

17. EARNINGS PER SHARE

     The components of earnings per share at March 31 were:

                                                  1997          1998           1999
                                               ----------    -----------    ----------
Net income.................................    $  190,103    $(1,224,268)   $1,272,586
Weighted average shares outstanding........     4,195,795      4,255,971     4,255,971
                                               ----------    -----------    ----------
Basic earnings per share...................         $0.05         $(0.29)        $0.30
                                               ==========    ===========    ==========
Net income.................................    $  190,103    $(1,224,268)   $1,272,586
Weighted average shares outstanding........     4,195,795      4,255,971     4,255,971
Effect of dilutive securities:
  Convertible preferred stock..............            --             --         1,529
                                               ----------    -----------    ----------
                                                4,195,795      4,255,971     4,257,500
                                               ==========    ===========    ==========
Diluted earnings per share.................         $0.05         $(0.29)        $0.30
                                               ==========    ===========    ==========

18. SEGMENTS

     The Company's reportable segments are as follows: clearing services, retail sales, investment banking, and other. The clearing services segment consists of clearing services provided on a fully-disclosed basis to approximately 30 other broker-dealers. The retail segment consists of various retail branch locations which conduct security transactions for individual and institutional investors. The investment banking segment consists of the management, co-management, and participation by the Company in the underwriting of corporate equity and debt securities. Other consists of general corporate, administrative support functions, and net gains or losses on the investment account.

     Segment results are derived from the Company's branch location profitability reporting system. Intersegment transactions are measured on the same basis as if the transactions occurred with external customers. In reviewing the segment operating results, the Company's operating decision makers do not distinguish between intersegment transactions and external customer transactions. Intersegment revenue is eliminated to reconcile total segment revenue to consolidated revenue. Income tax expense or benefit is not allocated to the Company's operating segments. The Company does not provide balance sheet data for segment reporting as this data is not measured for its operating segments.

     Information concerning operations in these segments of business is as follows:

                                                         FISCAL YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Revenue:
  Clearing Services.................................    $ 9,722    $17,141    $21,692
  Retail Sales......................................     19,787     28,009     30,672
  Investment Banking................................      2,340      2,174      4,338
  Other.............................................        865        941      1,301
                                                        -------    -------    -------
                                                        $32,714    $48,265    $58,003
                                                        =======    =======    =======
Pretax income/(loss):
  Clearing Services.................................    $   340    $ 1,080    $ 2,051
  Retail Sales......................................       (375)    (3,065)      (272)
  Investment Banking................................        233        162        485
  Other.............................................         26         --         (6)
                                                        -------    -------    -------
                                                        $   224    $(1,823)   $ 2,258
                                                        =======    =======    =======

     Reconciliation of segment revenue to consolidated revenue:

                                                         FISCAL YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Segment revenue.....................................    $32,714    $48,265    $58,003
Intersegment eliminations...........................       (107)    (1,172)    (2,413)
                                                        -------    -------    -------
Consolidated revenue................................    $32,607    $47,093    $55,590
                                                        =======    =======    =======

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected unaudited data reflecting the Company's results of operations for each of the last eight quarters are shown in the following table. The information for each of these quarters includes all normal and recurring adjustments and accruals which the Company considers necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                                    THREE MONTHS ENDED
                                 ---------------------------------------------------------
                                   JUNE 30      SEPTEMBER 30    DECEMBER 31     MARCH 31
                                 -----------    ------------    -----------    -----------
FISCAL YEAR 1999
Revenues.....................    $13,662,387    $13,832,950     $13,989,816    $14,105,170
Net income (loss)............        392,315        442,310         499,768        (61,807)
Basic income (loss) per
  share......................           $.09           $.10            $.12          $(.01)
FISCAL YEAR 1998
Revenues.....................    $10,776,229    $10,915,452     $11,664,330    $13,736,576
Net loss.....................        (41,512)       (95,383)       (525,719)      (561,654)
Basic loss per share.........          $(.01)        $(0.02)         $(0.13)        $(0.13)

20. YEAR 2000 (UNAUDITED)

     Similar to other financial and business organizations and individuals around the world, the Company could be affected if the computer systems used by it and its service providers do not properly process and calculate date-related information relating to the year 2000. The Company is taking steps that it believes are reasonably designed to address year 2000 compliance with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of its major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any impact on the Company.

                           STOCKWALK.COM GROUP, INC.
       CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF FINANCIAL CONDITION

                                                                DECEMBER 31,
                                                        ----------------------------
                                                            1998            1999
                                                        ------------    ------------
ASSETS
Cash................................................    $  3,440,800    $  3,555,500
Cash and investments -- segregated..................      83,240,500     100,434,900
Receivables from customers..........................     128,387,500     163,471,300
Receivables from brokers and dealers................      18,337,000      94,519,700
Receivables from clearing organizations.............              --         446,300
Trading securities owned, at market.................      19,710,400      30,809,600
Secured demand notes receivable.....................       9,975,000      16,800,000
Furniture and equipment.............................       2,189,900       1,325,700
Other assets........................................       6,580,700      15,905,500
                                                        ------------    ------------
     Total assets...................................    $271,861,800    $427,268,500
                                                        ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings...............................    $ 29,700,000    $ 34,100,000
Payables to customers...............................     196,015,000     243,524,900
Payables to brokers and dealers.....................       7,033,400      92,076,500
Payables to clearing organizations..................      12,500,000      11,435,500
Trading securities sold but not yet purchased, at
  market............................................       1,774,200         755,600
Notes payable.......................................       1,019,500       4,852,700
Liabilities subordinated to claims of general
  creditors.........................................       9,975,000      16,800,000
Other liabilities...................................      11,152,000      12,308,000
                                                        ------------    ------------
     Total liabilities..............................     269,169,100     415,853,200
Shareholders' equity
  Common stock, $.04 par value;
     Authorized shares: 1999 -- 50,000,000; 1998 --
       50,000,000...................................
     Issued and outstanding shares:
       1999 -- 19,792,327; 1998 -- 4,255,971........          42,600         791,700
  Paid-in capital...................................       2,540,000      13,874,600
  Retained earnings.................................         110,100      (3,251,000)
                                                        ------------    ------------
     Total shareholders' equity.....................       2,692,700      11,415,300
                                                        ------------    ------------
     Total liabilities and shareholders' equity.....    $271,861,800    $427,268,500
                                                        ============    ============

See accompanying notes.

                           STOCKWALK.COM GROUP, INC.

             CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

                                                              NINE MONTHS ENDED
                                                                 DECEMBER 31,
                                                          --------------------------
                                                             1998           1999
                                                          -----------    -----------
REVENUES:
  Trading profits.....................................    $11,655,700    $ 9,146,400
  Interest............................................     11,565,700     13,941,000
  Commissions.........................................      7,063,400      8,282,100
  Investment banking..................................      6,013,400      6,938,100
  Clearing fees.......................................      2,118,700      3,470,900
  Other income........................................      3,068,200      2,789,400
                                                          -----------    -----------
       Total revenues.................................     41,485,100     44,567,900
EXPENSES:
  Employee compensation and benefits..................     19,536,800     22,648,800
  Clearing fees.......................................      2,115,100      2,428,300
  Occupancy and equipment.............................      2,640,500      3,363,900
  Communication.......................................      3,805,900      5,321,000
  Interest............................................      9,006,000     10,718,200
  Other expense.......................................      2,248,100      5,654,300
                                                          -----------    -----------
       Total expenses.................................     39,352,400     50,134,500
                                                          -----------    -----------
Income (loss) before income taxes.....................      2,132,700     (5,566,600)
Income tax expense (benefit)..........................        798,300     (2,267,000)
                                                          -----------    -----------
Net income (loss).....................................    $ 1,334,400    $(3,299,600)
                                                          ===========    ===========
Basic earnings per share..............................          $0.08         $(0.17)
Weighted average share outstanding -- basic...........     15,848,500     19,534,600
                                                          ===========    ===========
Diluted earnings per share............................          $0.08         $(0.17)
Weighted average shares outstanding -- diluted........     15,848,500     19,675,300
                                                          ===========    ===========

See accompanying notes.

                           STOCKWALK.COM GROUP, INC.

           CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

                                                             NINE MONTHS ENDED
                                                                DECEMBER 31,
                                                        ----------------------------
                                                            1998            1999
                                                        ------------    ------------
OPERATING ACTIVITIES
Net income (loss)...................................    $  1,334,400    $ (3,299,600)
Adjustments to reconcile net income (loss) to net
  cash (used in)/provided by operating activities:
  Depreciation and amortization.....................         740,100         715,700
Changes in operating assets and liabilities:
  Cash and investments segregated...................      12,405,600     (27,304,400)
  Customer receivables and payables.................      15,423,500      16,650,600
  Broker and dealer receivables and payables........     (10,118,900)     23,784,900
  Clearing organization receivables and payables....     (18,305,100)      1,747,800
  Trading securities and securities sold but not yet
     purchased......................................     (18,642,800)    (15,600,400)
  Other assets and liabilities......................       4,214,600      (4,895,500)
                                                        ------------    ------------
Net cash used for operating activities..............     (12,948,600)     (8,200,900)
INVESTING ACTIVITIES
(Purchase) sale of equipment and office furniture...        (360,400)        337,600
                                                        ------------    ------------
Net cash provided by (used for) investing
  activities........................................        (360,400)        337,600
FINANCING ACTIVITIES
Increase in short-term borrowings...................      17,700,000         200,000
Net payments on notes payable.......................      (4,233,100)        314,600
Issuance of capital.................................               0       7,703,500
                                                        ------------    ------------
Net cash provided by financing activities...........      13,466,900       8,218,100
Net increase (decrease) in cash and cash
  equivalents.......................................         157,900         354,800
Cash at beginning of period.........................       3,282,900       3,200,700
                                                        ------------    ------------
Cash at end of period...............................    $  3,440,800    $  3,555,500
                                                        ============    ============

See accompanying notes.

                           STOCKWALK.COM GROUP, INC.

         NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     A subsidiary of Stockwalk.com Group, Inc. f/k/a NM Holdings, Inc. merged with MJK Holdings Inc. on July 7, 1999. NM Holdings Inc. sold its nutrition business in December 1998 and had no remaining active business operations. Based in Minneapolis, Minnesota, Stockwalk.com Group, Inc, principal assets are Miller, Johnson, & Kuehn Incorporated (MJKI), a full service brokerage, and Stockwalk.com, Inc., an online securities brokerage company. Both subsidiary companies are members of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

2. MANAGEMENT'S INTERIM FINANCIAL STATEMENT REPRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed financial statements be read in conjunction with the audited financial statements and the notes thereto.

3. FINANCING ARRANGEMENTS

     The Company had discretionary lines of credit totaling $65.0 million at December 31, 1999, which are secured by firm-owned securities, customer securities collateralizing liabilities subordinated to claims of general creditors and unpaid customer securities. These lines are payable on demand. Borrowings on the lines bear interest at various rates over the bank's cost of funds; such rates generally vary daily. The weighted average interest rate on the lines was 6.1% as of December 31, 1999. As of December 31, 1999 and 1998, there were $30.9 million and $29.7 million available under these lines of credit, respectively. The December 31, 1999 outstanding balances totaling $34.1 million were collateralized by approximately $22.3 million of firm-owned securities, $13.0 million of customer securities collateralizing liabilities subordinated to claims of general creditors and $24.1 million of unpaid customer securities. The December 31, 1998 outstanding balances totaling $29.7 million were collateralized by approximately $19.7 million of firm-owned securities, $10.0 million of customer securities collateralizing liabilities subordinated to claims of general creditors and $1.0 million of unpaid customer securities.

                   NOTES TO CONDENSED CONSOLIDATED UNAUDITED
                      FINANCIAL STATEMENTS -- (CONTINUED)

4. SHAREHOLDER'S EQUITY

STATEMENT RE: COMPUTATION WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

     The Company calculates net income per share in accordance with FASB Statement No. 128 by dividing net income by the weighted average number of shares of common stock outstanding to arrive at the Net Income Per Common
Share -- Basic. The Company calculates Net Income Per Share -- Dilutive by diving net income by the weighted average number of shares of common stock and dilutive stock equivalents from the exercise of stock options and warrants using the treasury stock method.

                                                               NINE MONTHS ENDED
                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1998          1999
                                                            ----------    ----------
Weighted average shares outstanding -- basic............    15,848,500    19,534,600
Dilutive effect of stock options and warrants after
  application of the treasury stock method..............            --       140,700
                                                            ----------    ----------
Weighted average shares outstanding -- diluted..........    15,848,500    19,675,300
                                                            ==========    ==========

5. NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

     The Company's three broker dealers are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Miller, Johnson, & Kuehn, Inc. has elected to use the alternative method permitted by Rule 15c3-1 which requires that MJKI maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 1999, MJKI's net capital of $14.9 million was 8.6% of aggregate debit balances and $11.4 million in excess of required net capital. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. Stockwalk.com Inc. and Arnold Securities, Inc. each require a minimum of $50,000 net capital. At December 31, 1999, Stockwalk.com and Arnold Securities had net capital of $180,300 and $90,300 respectively.

6. RELATED PARTY TRANSACTIONS

     The Company also had $1.7 million and $1.6 million of notes receivable from employees which are included in other assets as of December 31, 1999 and 1998, respectively. The amounts consist of 30 notes which bear various interest rates and mature at various dates through 2003.

                              [INSIDE BACK COVER]

[CAPTION: PHOTO LOGO FOR STOCKWALK.COM,(TM) "THE ONLINE BROKERAGE FOR ALL WALKS OF LIFE" PRIVATE LABEL SERVICES]

             ------------------------------------------------------
             ------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, THE CONVERTIBLE NOTES ONLY IN THE JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF CONVERTIBLE NOTES.

                               ------------------

                               TABLE OF CONTENTS

Summary.............................      3
Risk Factors........................     11
Disclosure Regarding Forward-Looking
  Statements........................     26
Use of Proceeds.....................     27
Price Range of Capital Stock........     27
Dividend Policy.....................     27
Capitalization......................     28
Ratio of Earnings to Fixed
  Charges...........................     29
Selected Consolidated Financial
  Data..............................     30
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     31
Business............................     36
Management..........................     46
Description of Convertible Notes....     49
Certain Federal Tax
  Considerations....................     64
Description of Capital Stock........     68
Underwriting........................     70
Legal Matters.......................     72
Experts.............................     72
Where You Can Find More
  Information.......................     72
Index to Consolidated Financial
  Statements........................    F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                  $30,000,000

                              [STOCKWALK.COM LOGO]
                              % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2005

                              --------------------
                                   PROSPECTUS
                              --------------------

                              SOUTHWEST SECURITIES

                            MILLER, JOHNSON & KUEHN,
                                  INCORPORATED
                                            , 2000

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Company in connection with the offering described in this Registration Statement (other than underwriters' discounts and expenses and financial advisory fees) are as follows:

SEC registration fee...................................    $  9,108
Nasdaq filing fee......................................       5,000
NASD filing fee........................................       3,950
Printing, engraving and Edgar expenses.................      50,000
Legal fees and expenses................................      50,000
Accounting fees and expenses...........................      80,000
Transfer agent's fees..................................       5,000
Other..................................................       1,942
                                                           --------
     Total.............................................    $205,000
                                                           ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Third Amended and Restated Articles of Incorporation of the Company provide that the Company shall indemnify officers, directors, employees and agents of the Company to the fullest extent permitted by the Minnesota Business Corporation Act. Pursuant to Minnesota law, the Company generally has the power to indemnify its present and former directors, officers, agents and employees, or persons serving as such in another entity at the Company's request, against expenses (including attorneys' fees and disbursements) and liabilities incurred by them in any threatened, pending, or completed civil, criminal, administrative, arbitration or investigative proceeding (including a proceeding by or in the right of the Company) to which they are made or threatened to be made a party by reason of their serving in such positions. This indemnity applies so long as the individuals acted in good faith, have not been indemnified by another organization, reasonably believed their conduct was in or not opposed to the best interests of the Company, or, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Minnesota law also provides that a person made or threatened to be made a party to a proceeding is entitled, upon written request to the Company, to payment or reimbursement of expenses in advance of the final disposition of the proceeding. We have the power to purchase and maintain insurance for indemnification of such persons.

ITEM 16.  EXHIBITS

     The exhibits to this Registration Statement appear on the Index to Exhibits hereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 25, 2000.

                                   STOCKWALK.COM GROUP, INC.

                                   By: /s/ ELDON C. MILLER
                                      ------------------------------------------
                                      Eldon C. Miller
                                      Chief Executive Officer
                                      (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Eldon C. Miller and David B. Johnson, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments and any and all post-effective amendments and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


             /s/ ELDON C. MILLER                    Chief Executive Officer & Director       April 25, 2000
---------------------------------------------
               Eldon C. Miller

            /s/ DAVID B. JOHNSON                    President & Director                     April 25, 2000
---------------------------------------------
              David B. Johnson

              /s/ PAUL R. KUEHN                     Director                                 April 25, 2000
---------------------------------------------
                Paul R. Kuehn

             /s/ STANLEY D. RAHM                    Director                                 April 25, 2000
---------------------------------------------
               Stanley D. Rahm

             /s/ TODD W. MILLER                     Chief Financial Officer                  April 25, 2000
---------------------------------------------
               Todd W. Miller

              /s/ N. LEE WESLEY                     Director                                 April 25, 2000
---------------------------------------------
                N. Lee Wesley

             /s/ GEORGE E. KLINE                    Director                                 April 25, 2000
---------------------------------------------
               George E. Kline

            /s/ JEFFREY L. HOUDEK                   Principal Accounting Officer             April 25, 2000
---------------------------------------------
              Jeffrey L. Houdek

                               INDEX TO EXHIBITS

EXHIBIT                                 DESCRIPTION
-------                                 -----------
  1             Form of Underwriting Agreement
  4.1      *    Form of Convertible Note
  4.2      *    Indenture
  5        *    Opinion Letter of Maun & Simon, PLC
 10.1      =    Employment Agreement dated August 1, 1999, between the
                Registrant and Robert J. Vosburgh
 10.2      =    Employment Agreement dated September 1, 1999, between
                Registrant and Andrew R. Guzman
 10.3      =    Employment Agreement dated September 27, 1999, between the
                Registrant and Philip T. Colton
 10.4      +    Amendment to Employment Agreement -- Robert J. Vosburgh,
                dated November 12, 1999
 10.5      +    Asset Purchase Agreement between and among Registrant,
                William Yang, and M.One Investment Securities, Inc.
 10.6      =    Stock Acquisition Agreement by and among Arnold Securities,
                Inc., John Arnold, Jerry W. Mulder, Cindy Pederson and
                Registrant
 10.7      #    Agreement and Plan of Reorganization between MJK Holdings,
                Inc., NM Holdings, Inc. and a wholly-owned subsidiary of NM.
 11             Computation of Per Share Earnings
 12             Computation of Ratio of Earnings to Fixed Charges
 23             Consent of Ernst & Young LLP
 24             Power of Attorney (included on the signature page hereof)
 25        *    Statement of Eligibility of Trustee
 27             Financial Data Schedule

-------------------------
*  To be filed by amendment

= Incorporated by reference to Form 10-Q for Quarter Ended September 30, 1999, filed on November 12, 1999

+ Incorporated by reference to Form 10-Q for Quarter Ended December 31, 1999, filed on February 14, 2000

# Incorporated by reference to Form 8-K, filed on July 22, 1999